UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3
TO

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

GOOGLE INC.

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	77-0493581 (I.R.S. Employer Identification Number)

1600 Amphitheatre Parkway

Mountain View, California

94043

(Address, including zip code, of principal executive office)

(650) 623-4000

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Class A Common Stock, par value $.001 per share

Class B Common Stock, par value $0.001 per share

This registration statement includes forward-looking statements. All statements other than statements of historical facts contained in this registration statement, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

CROSS-REFERENCE SHEET BETWEEN REGISTRATION STATEMENT ON FORM S-1

AND ITEMS OF FORM 10

Item 1.	Business

The information required by this item is contained under the sections “Prospectus Summary,” “Risk Factors,” “Business” and “Where You Can Find Additional Information” of the registration statement on Form S-1 (File No. 333-114984), as amended (the “Registration Statement”), filed as an exhibit hereto. Those sections are incorporated herein by reference.

Item 2.	Financial Information

The information required by this item is contained under the sections “Selected Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Registration Statement. Those sections are incorporated herein by reference.

Item 3.	Properties

The information required by this item is contained under the section “Business—Facilities” of the Registration Statement. That section is incorporated herein by reference.

Item 4.	Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock, at May 31, 2004, for:

•	Each person who we know beneficially owns more than five percent of our common stock.

•	Each of our directors.

•	Each of our named executive officers.

•	All of our directors and executive officers as a group.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Google Inc., 1600 Amphitheatre Parkway, Mountain View, California 94043.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 12,314,224 shares of Class A common stock and 241,823,451 shares of Class B common stock outstanding on May 31, 2004, assuming the conversion of all outstanding shares of preferred stock into Class B common stock. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of May 31, 2004. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than one percent is denoted with an “*.”

At May 31, 2004, none of the beneficial owners listed below had, individually or in the aggregate, a beneficial interest of more than one percent of all outstanding shares of Class A common stock and no holder of Class A common stock owns more than five percent of all outstanding shares of our common stock.

	Shares Beneficially Owned		% Total Voting Power(1)
	Common Stock
Name of Beneficial Owner	Shares	%
Eric Schmidt	14,758,600	5.8	6.1
Sergey Brin	38,489,048	15.1	15.8
Larry Page	38,593,700	15.2	15.9
Omid Kordestani(2)	4,810,520	1.9	2.0
Wayne Rosing(3)	1,468,000	*	*
L. John Doerr and KPCB Holdings Inc.(4)	23,893,800	9.4	9.8
John Hennessy(5)	65,000	*	*
Arthur Levinson(5)	65,000	*	*
Michael Moritz and Sequoia Capital(6)	23,893,800	9.4	9.8
Paul Otellini(5)	65,000	*	*
K. Ram Shriram	5,324,660	2.1	2.2
All executive officers and directors as a group(7) (15 persons)	154,289,142	60.2	62.9

(1)	Percentage total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. Each holder of Class B common stock shall be entitled to ten votes per share of Class B common stock and each holder of Class A common stock shall be entitled to one vote per share of Class A common stock held by our stockholders on all matters submitted to them for a vote. The Class B common stock and Class A common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law.

(2)	Includes 1,420,000 shares issuable upon exercise of options that are exercisable within 60 days of May 31, 2004. The options provide for exercise prior to vesting, and any unvested shares that are exercised are subject to a lapsing repurchase right in our favor. 835,333 of the shares subject to the option are vested and 584,667 of the shares are unvested.

(3)	Includes 148,000 shares issuable upon exercise of options that are exercisable within 60 days of May 31, 2004. The options provide for exercise prior to vesting, and any unvested shares that are exercised are subject to a lapsing repurchase right in our favor. 10,666 of the shares subject to the option are vested and 137,334 of the shares are unvested.

(4)	Includes 23,893,800 shares held by KPCB Holdings, as nominees. John is a general partner of KPCB Holdings and exercises shared voting and investment power over the shares held by this fund. John disclaims beneficial ownership of the shares held by this fund except to the extent of his pecuniary interest in this fund. The address of KPCB Holdings, as nominees, and John is 2750 Sand Hill Road, Menlo Park, California 94025.

(5)	In April 2004, each of John, Art and Paul were granted options to purchase 65,000 shares that are exercisable within 60 days of the date of grant, none of which will then be vested. The options provide for exercise prior to vesting, and any unvested shares that are exercised are subject to a lapsing repurchase right in our favor.

(6)

Includes 21,654,952 shares held by Sequoia Capital VIII; 1,433,624 shares held by Sequoia International Technology Partners VIII(Q); 477,872 shares held by CMS Partners LLC; 274,784 shares held by Sequoia International Technology Partners VIII; and 52,568 shares held by Sequoia 1997. SC VIII LLC is the general partner of Sequoia Capital VIII, Sequoia International Technology Partners VIII(Q) and Sequoia International Technology Partners VIII. Michael is one of the managing members, including Douglas Leone, Mark Stevens and Michael Goguen, of SC VIII LLC and exercises shared voting and investment power over the shares held by the Sequoia entities. Michael disclaims beneficial ownership of the shares held by the Sequoia entities except to the extent of his pecuniary interest in these entities. The address of these funds and Michael is 3000 Sand Hill Road, Bldg. 4, Suite 180, Menlo Park, California 94025.

(7)	Includes 2,043,967 shares issuable upon exercise of options that are exercisable within 60 days of May 31, 2004, of which 845,999 shares are vested and 1,197,968 shares are unvested.

Item 5.	Directors and Executive Officers

The information required by this item is contained under the section “Management” of the Registration Statement. That section is incorporated herein by reference.

Item 6.	Executive Compensation

The information required by this item is contained under the section “Management—Executive Compensation” of the Registration Statement. That section is incorporated herein by reference.

Item 7.	Certain Relationships and Related Transactions

The information required by this item is contained under the section “Certain Relationships and Related Party Transactions” of the Registration Statement. That section is incorporated herein by reference.

Item 8.	Legal Proceedings

The information required by this item is contained under the section “Business—Legal Proceedings” of the Registration Statement. That section is incorporated herein by reference.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

The information required by this item is contained under the section “Dividend Policy” of the Registration Statement and under the section “Item 11—Description of Registrant’s Securities to be Registered” herein. Each section is incorporated herein by reference.

Item 10.	Recent Sales of Unregistered Securities

The information required by this item is contained under the section “Item 15—Recent Sales of Unregistered Securities” of the Registration Statement. That section is incorporated herein by reference.

Item 11.	Description of Registrant’s Securities to be Registered

General

The following is a summary of the rights of our Class A common stock, Class B common stock and preferred stock and related provisions of our certificate of incorporation and bylaws.

Our certificate of incorporation provides for two classes of common stock: Class A common stock, which has one vote per share, and Class B common stock, which has ten votes per share. Any holder of Class B common stock may convert his or her shares at any time into shares of Class A common stock on a share-for-share basis. Otherwise, the rights of the two classes of common stock are identical. The rights of these classes of common stock are discussed in greater detail below.

Our authorized capital stock consists of 864,781,656 shares, each with a par value of $0.001 per share, of which:

•	400,000,000 shares are designated as Class A common stock.

•	300,000,000 shares are designated as Class B common stock.

•	164,781,656 shares are designated as preferred stock.

At May 31, 2004, we had outstanding 12,314,224 shares of Class A common stock, held of record by 833 stockholders, 162,723,567 shares of Class B common stock, held of record by 1,214 stockholders, and 79,099,884 shares of preferred stock, held of record by 34 stockholders.

In addition, at May 31, 2004, 16,757,811 shares of our common stock were subject to outstanding options, and 1,996,140 shares of our preferred stock and common stock were subject to outstanding warrants. At May 31, 2004, 19,056,250 unvested shares of our outstanding common stock were held by our employees and consultants. These shares are subject to a lapsing right of repurchase in our favor, under which we may repurchase these shares upon the termination of the holder’s employment or consulting relationship.

Common Stock

Voting Rights

Holders of our Class A and Class B common stock have identical rights, except that holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share. Holders of shares of Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. Delaware law could require either our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•	If we amended our certificate of incorporation to increase the authorized shares of a class of stock, or to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment.

•	If we amended our certificate of incorporation in a manner that altered or changed the powers, preferences or special rights of a class of stock in a manner that affects them adversely then that class would be required to vote separately to approve the proposed amendment.

Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock shall be entitled to share equally in any dividends that our board of directors may determine to issue from time to time. In the event a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of Class A common stock shall receive Class A common stock, or rights to acquire Class A common stock, as the case may be, and the holders of Class B common stock shall receive Class B common stock, or rights to acquire Class B common stock, as the case may be.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock shall be entitled to share equally all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock.

Conversion

Our Class A common stock is not convertible into any other shares of our capital stock.

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock shall convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including the following:

•	Transfers between Larry and Sergey, our founders.

•	Transfers for tax and estate planning purposes, including to trusts, corporations and partnerships controlled by a holder of Class B common stock.

In addition, partnerships or limited liability companies that hold more than 5% of the total outstanding shares of Class B common stock as of the closing of the offering may distribute their Class B common stock to their respective partners or members (who may further distribute the Class B common stock to their respective partners or members) without triggering a conversion to Class A common stock. Such distributions must be conducted in accordance with the ownership interests of such partners or members and the terms of any agreements binding the partnership or limited liability company.

The death of any holder of Class B common stock who is a natural person will result in the conversion of his or her shares of Class B common stock to Class A common stock. However, either of our founders may transfer voting control of shares of Class B common stock to the other founder contingent or effective upon their death without triggering a conversion to Class A common stock, provided that the shares of Class B common stock so transferred shall convert to Class A common stock nine months after the death of the transferring founder.

Once transferred and converted into Class A common stock, the Class B common stock shall not be reissued. No class of common stock may be subdivided or combined unless the other class of common stock concurrently is subdivided or combined in the same proportion and in the same manner.

Preferred Stock

The number of authorized shares of our Preferred Stock is 164,781,656 shares, $0.001 par value, 15,360,000 of which are designated as Series A Preferred Stock, 15,360,000 of which are designated as Series A-1 Preferred Stock, 50,444,772 of which are designated as Series B Preferred Stock, 50,444,772 of which are designated as Series B-1 Preferred Stock, 9,148,604 of which are designated as Series C Preferred Stock, 9,148,604 of which are designated as Series C-1 Preferred Stock, 7,437,452 of which are designated as Series D Preferred Stock and 7,437,452 of which are designated as Series D-1 Preferred Stock. At May 31, 2004, 15,360,000 shares of our Series A Preferred Stock, 49,822,896 shares of our Series B Preferred Stock, 6,479,536 shares of our Series C Preferred Stock and 7,437,452 shares of our Series D Preferred Stock were issued and outstanding, and no shares of Series A-1 Preferred Stock, Series B-1 Preferred Stock, Series C-1 Preferred Stock, Series D Preferred Stock or Series D-1 Preferred Stock were issued and outstanding. The rights, privileges, preferences and restrictions of our Preferred Stock are as follows:

Dividend Rights

The holders of our Preferred Stock are entitled to receive dividends prior and in preference to any dividends on our Class A common stock and Class B common stock, if and when declared by our board of directors, at the rate of $0.00625 per share per year for the Series A and Series A-1 Preferred, $0.049525 per share per year for the Series B and Series B-1 Preferred, $0.23425 per share per year for the Series C and Series C-1 Preferred and $0.291 per share per year for the Series D and Series D-1 Preferred (as adjusted for any stock split, stock dividend, combination or other recapitalization).

Liquidation Rights

In the event we are sold by way of merger, reorganization or asset sale, or in the event we decide to liquidate or wind-up, the holders of our Preferred Stock shall be entitled to receive, prior to any distribution of any of our assets to the holders of the Class A common stock and Class B common stock, an amount equal to $0.0625 for each share of Series A or Series A-1 Preferred then held by them, an amount equal to $0.49525 for each share of Series B or Series B-1 Preferred then held by them, an amount equal to $2.3425 for each share of Series C or Series C-1 Preferred then held by them and an amount equal to $2.91 for each share of Series D or Series D-1 Preferred then held by them. In the event the assets and funds available for distribution to the holders of our Preferred Stock shall be insufficient to permit the payment of full preferential amounts, then our entire assets shall be distributed ratably among the holders of our Preferred Stock.

Voting Rights

The holder of each share of our Preferred Stock is entitled to notice of any stockholder’s meeting in accordance with our bylaws and any other matter submitted to the vote of stockholders and shall be entitled to vote, together with the holders of Class A common stock and Class B common stock, with respect to any matters upon which the holders of our Class A common stock and Class B common stock have the right to vote.

Election of Directors

Holders of our Preferred Stock, voting as a single class, shall be entitled to elect two directors to our board of directors. In addition, the holders of our Preferred Stock are entitled to vote together with the holders of our Class B common stock and our common stock (voting together as a single class and on an as-converted to common stock basis) for the election of one director.

Voluntary Conversion

At the option of the holder, each share of our Preferred Stock is convertible into shares of our Class B common stock at the then effective and applicable conversion rate. Each share of our preferred stock currently is convertible into one share of our Class B common stock.

Automatic Conversion

Each share of our Preferred Stock automatically converts into shares of our Class B common stock at the then effective and applicable conversion rate immediately prior to the closing of an initial public offering where common stock is sold to the public with a price per share of not less than $2.3425 and at an aggregate offering price of not less than $15,000,000. Each share of our Preferred Stock is also automatically convertible into shares of Class B common stock at the then effective and applicable conversion rate upon the affirmative vote of the holders of at least a majority of the shares of our outstanding Preferred Stock.

Antidilution Protection

In the event we issue certain additional securities without consideration or for consideration per share less than the applicable conversion price of any series of our Preferred Stock, then the conversion rate of any such series of Preferred Stock shall be reduced concurrently with such issuance.

Protective Provisions

Our certificate of incorporation contains provisions that limit our ability to take certain actions without the approval of at least a majority of our Preferred Stock. These actions include, among other things: (i) amending or repealing any provision of our certificate of incorporation or bylaws if such action would materially or adversely alter or change the preferences, rights, privileges of the Preferred Stock, or increase or decrease the number of authorized shares of Preferred Stock; (ii) authorizing or issuing shares of any class or series of stock having any preference or priority as to voting, dividends or liquidation rights which are superior to any preferences of the Preferred Stock; and (iii) effecting a sale of the company, either by way of merger, sale or otherwise.

Special Mandatory Conversion

In the event a holder of Preferred Stock does not participate in certain specified financing transactions (described in our certificate of incorporation) they will automatically be converted into another series of Preferred Stock that does not have antidilution protection.

Registration Rights

The holders of our Preferred Stock and certain holders of our Class B common stock are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Third Amended and Restated Investors’ Rights agreement and are described below. The registration rights under the Third Amended and Restated Investors’ Rights Agreement will expire five years following the completion of this offering, or, with respect to an individual holder, when such holder is able to sell all of its shares pursuant to Rule 144 under the Securities Act in any three month period.

Demand Registration Rights

At any time following six months after the closing of this offering, the holders of shares of our capital stock having demand registration rights under the Third Amended and Restated Investors’ Rights Agreement have the right to require that we register their capital stock, provided such registration relates to not less than 40% in aggregate of our then outstanding shares of capital stock having demand registration rights. We are only obligated to effect two registrations in response to these demand registration rights. We may postpone the filing of a registration statement for up to 90 days once in any 12-month period if our board of directors determines in good faith that the filing would be seriously detrimental to our stockholders or us. The underwriters of any underwritten offering have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these demand registration rights.

Piggyback Registration Rights

If we register any securities for public sale, the stockholders with piggyback registration rights under the Third Amended and Restated Investors’ Rights Agreement have the right to include their shares in the registration, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit the number of shares registered by these stockholders due to marketing reasons, provided that the number of shares held by stockholders with piggyback registration rights may not be limited to less than 30% of the total number of shares to be included in the registration. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these piggyback registration rights.

S-3 Registration Rights

If we are eligible to file a registration statement on Form S-3, the stockholders with S-3 registration rights under the Third Amended and Restated Investors’ Rights Agreement can request that we register their shares, provided that the total price of the shares of common stock offered to the public is at least $250,000. The holders of S-3 registration rights may only require us to file one Form S-3 registration statement in any 12-month period, and any holder of S-3 registration rights may not require us to file a registration statement on Form S-3 if we have already effected two registrations on Form S-3 at the request of such holder. We may postpone the filing of a Form S-3 registration statement for up to 90 days once in any 12-month period if our board of directors determines in good faith that the filing would be seriously detrimental to our stockholders or us. The holders of S-3 registration rights must pay all expenses associated with any registrations on Form S-3.

Anti-Takeover Effects of Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance.

Listing

We are not listed on any stock market or exchange.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2003 with respect to the shares of our Class A common stock and Class B common stock that may be issued under our existing equity compensation plans.

		(a)		(b)	(c)
Plan Category	Class of Common Stock	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders	Class B common stock	11,597,077		$1.816	5,440,155	(1)

Equity compensation plans approved by stockholders	Class A common stock	5,719,625		3.813	—

Equity compensation plans not approved by stockholders	Class A common stock	46,420	(2)	0.363	—

Total	Class B common stock	11,597,077		1.816	5,440,155

Total	Class A common stock	5,766,045		3.786	—

(1)	Includes an aggregate of 5,440,155 shares of Class A common stock and Class B common stock reserved for issuance under the Company’s 1998 Stock Plan, 2003 Stock Plan, 2003 Stock Plan (No. 2) and 2003 Stock Plan (No. 3).

(2)	Consists of outstanding options to purchase 46,420 shares of Class A common stock at a weighted-average exercise price of $0.36 granted under Applied Semantics, Inc.’s stock option plan, which we assumed in connection with the acquisition of Applied Semantics in April 2003. We did not reserve the right to make subsequent grants or awards under the aforementioned plan.

Item 12.	Indemnification of Directors and Officers

The information required by this item is contained under the section “Item 14—Indemnification of Directors and Officers” of the Registration Statement. That section is incorporated herein by reference.

Item 13.    Financial Statements and Supplementary Data

Google Inc.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2002 and 2003

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Google Inc.

We have audited the accompanying consolidated balance sheets of Google Inc. as of December 31, 2002 and 2003, and the related consolidated statements of income, redeemable convertible preferred stock warrant and stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Google Inc. at December 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/S/    ERNST & YOUNG LLP

April 20, 2004, except as to
Note 13 as to which the date
is June 25, 2004

San Francisco, California

Google Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value)

	December 31,		As of March 31, 2004
	2002	2003	Actual
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$57,752	$148,995	$251,354
Short-term investments	88,579	185,723	203,534
Accounts receivable, net of allowance of $2,297, $4,670 and $5,611	61,994	154,690	179,505
Deferred income taxes	12,646	22,105	15,714
Prepaid revenue share, expenses and other assets	10,825	48,721	53,279

Total current assets	231,796	560,234	703,386
Property and equipment, net	53,873	188,255	253,006
Goodwill	—	87,442	87,442
Intangible assets, net	96	18,114	18,755
Prepaid revenue share, expenses and other assets, non-current	1,127	17,413	16,865

Total assets	$286,892	$871,458	$1,079,454

Liabilities, Redeemable Convertible Preferred Stock Warrant and Stockholders’ Equity
Current liabilities:
Accounts payable	$9,394	$46,175	$37,781
Accrued compensation and benefits	14,528	33,522	23,862
Accrued expenses and other current liabilities	10,810	26,411	34,956
Accrued revenue share	13,100	88,672	99,179
Deferred revenue	11,345	15,346	15,680
Income taxes payable	25,981	20,705	83,785
Current portion of equipment leases	4,350	4,621	4,388

Total current liabilities	89,508	235,452	299,631
Long-term portion of equipment leases	6,512	1,988	1,017
Deferred revenue, long-term	1,901	5,014	5,551
Liability for stock options exercised early, long-term	567	6,341	7,993
Deferred income taxes	580	18,510	22,099
Other long-term liabilities	—	1,512	1,512

Commitments and contingencies

Redeemable convertible preferred stock warrant	13,871	13,871	13,871

Stockholders’ equity:
Convertible preferred stock, $0.001 par value, issuable in series: 166,896, 164,782 and 164,782 shares authorized at December 31, 2002 and 2003 and March 31, 2004, 70,432, 71,662 and 71,662 shares issued and outstanding at December 31, 2002 and 2003 and March 31, 2004; aggregate liquidation preference of $40,815 at March 31, 2004	44,346	44,346	44,346
Class A and Class B common stock, $0.001 par value: 700,000 shares authorized, 145,346, 160,866, and 163,541 shares issued and outstanding, excluding 3,281, 11,987, and 10,946 shares subject to repurchase (see Note 9) at December 31, 2002 and 2003 and March 31, 2004	145	161	164
Additional paid-in capital	83,410	725,219	801,712
Note receivable from officer/stockholder	(4,300)	(4,300)	(4,300)
Deferred stock-based compensation	(35,401)	(369,668)	(368,579)
Accumulated other comprehensive income	49	1,660	(888)
Retained earnings	85,704	191,352	255,325

Total stockholders’ equity	173,953	588,770	727,780

Total liabilities, redeemable convertible preferred stock warrant and stockholders’ equity	$286,892	$871,458	$1,079,454

See accompanying notes.

Google Inc.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Net revenues	$86,426	$347,848	$961,874	$178,894	$389,638
Costs and expenses:
Cost of revenues	14,228	39,850	121,794	17,471	53,413
Research and development	16,500	31,748	91,228	12,505	35,019
Sales and marketing	20,076	43,849	120,328	17,767	47,904
General and administrative	12,275	24,300	56,699	10,027	21,506
Stock-based compensation(1)	12,383	21,635	229,361	36,418	76,473

Total costs and expenses	75,462	161,382	619,410	94,188	234,315

Income from operations	10,964	186,466	342,464	84,706	155,323
Interest income (expense) and other, net	(896)	(1,551)	4,190	(47)	300

Income before income taxes	10,068	184,915	346,654	84,659	155,623
Provision for income taxes	3,083	85,259	241,006	58,859	91,650

Net income	$6,985	$99,656	$105,648	$25,800	$63,973

Net income per share:
Basic	$0.07	$0.86	$0.77	$0.20	$0.42

Diluted	$0.04	$0.45	$0.41	$0.10	$0.24

Number of shares used in per share calculations: Basic	94,523	115,242	137,697	127,339	151,084

Diluted	186,776	220,633	256,638	248,687	264,183

(1) Stock-based compensation is allocated as follows (see Note 1):

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Cost of revenues	$876	$1,065	$8,557	$1,452	$5,076
Research and development	4,440	8,746	138,377	19,423	46,265
Sales and marketing	1,667	4,934	44,607	7,618	14,146
General and administrative	5,400	6,890	37,820	7,925	10,986

	$12,383	$21,635	$229,361	$36,418	$76,473

See accompanying notes.

Google Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK WARRANT

AND STOCKHOLDERS’ EQUITY

(in thousands)

	Redeemable Convertible Preferred Stock Warrant		Convertible Preferred Stock		Class A and Class B Common Stock		Addi- tional Paid-In Capital Amount	Notes Receiv- able from Officer/ Stock- holders	Deferred Stock- Based Compen- sation	Accumu- lated Other Compre- hensive Income	Retained Earnings (Accu- mulated Deficit)	Total Stock- holders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2000	—	$—	69,988	$42,873	119,940	$120	$13,669	$(34)	$(8,457)	$—	$(20,937)	$27,234
Issuance of Series C convertible preferred stock	—	—	444	1,042	—	—	—	—	—	—	—	1,042
Issuance of Class B common stock upon exercise of stock options for cash and notes receivable, net of repurchases	—	—	—	—	17,312	17	5,271	(4,300)	—	—	—	988
Payments of notes receivable from stockholders	—	—	—	—	—	—	—	34	—	—	—	34
Issuance of Class B common stock	—	—	—	—	132	—	114	—	—	—	—	114
Issuance of Series C convertible preferred stock warrants	—	—	—	232	—	—	—	—	—	—	—	232
Issuance of Class B common stock warrants	—	—	—	—	—	—	1,140	—	—	—	—	1,140
Value of options granted to non-employees	—	—	—	—	—	—	186	—	—	—	—	186
Deferred stock-based compensation related to options granted to employees	—	—	—	—	—	—	19,954	—	(19,954)	—	—	—
Amortization of deferred stock-based compensation, net of reversals for terminated employees	—	—	—	—	—	—	(381)	—	12,578	—	—	12,197
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	—	6,985	6,985

Balance at December 31, 2001	—	—	70,432	44,147	137,384	137	39,953	(4,300)	(15,833)	—	(13,952)	50,152
Issuance of Class B common stock upon exercise of stock options for cash, net of unvested stock options exercised early and repurchases	—	—	—	—	7,962	8	2,254	—	—	—	—	2,262
Issuance of Series C convertible preferred stock warrants	—	—	—	199	—	—	—	—	—	—	—	199
Issuance of Series D redeemable convertible preferred stock warrant	—	13,871	—	—	—	—	—	—	—	—	—	—
Value of options granted to non-employees	—	—	—	—	—	—	1,460	—	—	—	—	1,460
Deferred stock-based compensation related to options granted to employees	—	—	—	—	—	—	40,141	—	(40,141)	—	—	—
Amortization of deferred stock-based compensation, net of reversals for terminated employees	—	—	—	—	—	—	(398)	—	20,573	—	—	20,175
Comprehensive income:
Change in unrealized gain on available-for-sale investments	—	—	—	—	—	—	—	—	—	49	—	49
Net income	—	—	—	—	—	—	—	—	—	—	99,656	99,656

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	99,705

Balance at December 31, 2002	—	$13,871	70,432	$44,346	145,346	$145	$83,410	$(4,300)	$(35,401)	$49	$85,704	$173,953

See accompanying notes.

Google Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK WARRANT

AND STOCKHOLDERS’ EQUITY—(Continued)

(in thousands)

	Redeemable Convertible Preferred Stock Warrant		Convertible Preferred Stock		Class A and Class B Common Stock		Addi- tional Paid-In Capital Amount	Notes Receiv- able from Officer/ Stock- holders	Deferred Stock- Based Compen- sation	Accumu- lated Other Compre- hensive Income	Retained Earnings (Accu- mulated Deficit)	Total Stock- holders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2002	—	$13,871	70,432	$44,346	145,346	$145	$83,410	$(4,300)	$(35,401)	$49	$85,704	$173,953
Issuance of Class A and Class B common stock upon exercise of stock options for cash, net of unvested stock options exercised early and repurchases	—	—	—	—	9,896	10	3,710	—	—	—	—	3,720
Issuance of Series C convertible preferred stock	—	—	1,230	—	—	—	—	—	—	—	—	—
Vesting of shares exercised early (see Note 9)	—	—	—	—	3,078	3	934	—	—	—	—	937
Issuance of fully vested common stock and stock options in connection with acquisitions	—	—	—	—	2,265	3	72,674	—	—	—	—	72,677
Issuance of fully vested common stock and stock options in connection with licensed technology	—	—	—	—	46	—	863	—	—	—	—	863
Issuance of restricted shares to employees in connection with acquisitions	—	—	—	—	235	—	10,752	—	(10,752)	—	—	—
Value of options granted to non-employees	—	—	—	—	—	—	15,816	—	—	—	—	15,816
Deferred stock-based compensation related to options granted to employees	—	—	—	—	—	—	540,673	—	(540,673)	—	—	—
Amortization of deferred stock-based compensation, net of reversals for terminated employees	—	—	—	—	—	—	(3,613)	—	217,158	—	—	213,545
Comprehensive income:
Change in unrealized gain on available-for-sale investments	—	—	—	—	—	—	—	—	—	(51)	—	(51)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	1,662	—	1,662
Net income	—	—	—	—	—	—	—	—	—	—	105,648	105,648

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	107,259

Balance at December 31, 2003	—	13,871	71,662	44,346	160,866	161	725,219	(4,300)	(369,668)	1,660	191,352	588,770
Issuance of Class A common stock upon exercise of stock options for cash, net of unvested stock options exercised early and repurchases (unaudited)	—	—	—	—	2,069	2	928	—	—	—	—	930
Vesting of shares exercised early (see Note 9) (unaudited)	—	—	—	—	606	1	181	—	—	—	—	182
Value of options granted to non-employees (unaudited)	—	—	—	—	—	—	2,756	—	—	—	—	2,756
Deferred stock-based compensation related to options granted to employees (unaudited)	—	—	—	—	—	—	76,092	—	(76,092)	—	—	—
Amortization of deferred stock-based compensation, net of reversals for terminated employees (unaudited)	—	—	—	—	—	—	(3,464)	—	77,181	—	—	73,717
Comprehensive income:
Change in unrealized gain on available-for-sale investments (unaudited)	—	—	—	—	—	—	—	—	—	5	—	5
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—	—	—	—	(2,553)	—	(2,553)
Net income (unaudited)	—	—	—	—	—	—	—	—	—	—	63,973	63,973

Total comprehensive income (unaudited)	—	—	—	—	—	—	—	—	—	—	—	61,425

Balance at March 31, 2004 (unaudited)	—	$13,871	71,662	$44,346	163,541	$164	$801,712	$(4,300)	$(368,579)	$(888)	$255,325	$727,780

See accompanying notes.

Google Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Operating activities
Net income	$6,985	$99,656	$105,648	$25,800	$63,973
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	9,831	17,815	43,851	6,977	21,286
Amortization of warrants	4,157	10,953	4,864	3,522	30
Amortization of intangibles	194	215	6,334	195	2,359
In-process research and development	—	—	11,618	—	—
Stock-based compensation	12,383	21,635	229,361	36,418	76,473
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(11,736)	(43,877)	(90,385)	(17,817)	(24,815)
Income taxes, net	2,398	11,517	(6,319)	34,777	73,060
Prepaid revenue share, expenses and other assets	(22)	(5,875)	(58,913)	(3,640)	(4,040)
Accounts payable	1,643	5,645	36,699	6,309	(8,394)
Accrued expenses and other liabilities	4,207	15,393	31,104	(1,647)	(3,265)
Accrued revenue share	—	13,100	74,603	19,953	10,507
Deferred revenue	1,049	9,088	6,980	2,351	871

Net cash provided by operating activities	31,089	155,265	395,445	113,198	208,045

Investing activities
Purchases of property and equipment	(13,060)	(37,198)	(176,801)	(29,550)	(86,037)
Purchase of short-term investments	(26,389)	(93,061)	(316,599)	(41,803)	(190,391)
Maturities and sales of short-term investments	11,460	20,443	219,404	11,869	172,585
Acquisitions, net of cash acquired	—	—	(39,958)	22	(3,000)
Change in other assets	(1,102)	99	—	—	—

Net cash used in investing activities	(29,091)	(109,717)	(313,954)	(59,462)	(106,843)

Financing activities
Proceeds from issuance of convertible preferred stock, net	1,042	—	—	—	—
Proceeds from exercise of stock options, net	988	2,262	15,476	5,590	4,914
Payments of notes receivable from stockholders	34	—	—	—	—
Payments of principal on capital leases and equipment loans	(4,503)	(7,735)	(7,386)	(2,239)	(1,204)

Net cash provided by (used in) financing activities	(2,439)	(5,473)	8,090	3,351	3,710

Effect of exchange rate changes on cash and cash equivalents	—	—	1,662	(189)	(2,553)

Net increase (decrease) in cash and cash equivalents	(441)	40,075	91,243	56,898	102,359
Cash and cash equivalents at beginning of year	18,118	17,677	57,752	57,752	148,995

Cash and cash equivalents at end of year	$17,677	$57,752	$148,995	$114,650	$251,354

Supplemental disclosures of cash flow information
Property and equipment acquired under equipment leases	$7,679	$7,303	$—

Cash paid for interest	$1,677	$2,285	$1,739

Cash paid for taxes	$685	$73,763	$247,422

Note receivable from officer/stockholder in exchange for common stock	$4,300	$—	$—

Issuance of redeemable convertible preferred stock warrant in conjunction with an AdSense agreement	$—	$13,871	$—

Issuance of convertible preferred stock warrants in conjunction with capital lease arrangements	$232	$199	$—

Issuance of common stock warrants in connection with recruitment fees	$1,140	$—	$—

Acquisition related activities:
Issuance of common stock in connection with acquisitions, net of deferred stock-based compensation	$114	$—	$73,540

See accompanying notes.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Note 1.    The Company and Summary of Significant Accounting Policies

Nature of Operations

Google Inc. (“Google” or the “Company”) was incorporated in California on September 1998. The Company re-incorporated in the State of Delaware in August 2003. The Company offers highly targeted advertising solutions, global Internet search solutions through its own destination Internet site and intranet solutions via an enterprise search appliance.

Basis of Consolidation

The consolidated financial statements include the accounts of Google and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated. The Company has included the results of operations of acquired entities from the date of acquisition (see Note 4).

Unaudited Interim Financial Information

The accompanying unaudited interim consolidated balance sheet as of March 31, 2004, the consolidated statements of income and cash flows for the three months ended March 31, 2003 and 2004 and the consolidated statement of redeemable convertible preferred stock warrant and stockholders’ equity for the three months ended March 31, 2004 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s statement of financial position, results of operations and its cash flows for the three months ended March 31, 2003 and 2004. The results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from these estimates.

On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, accounts receivable allowance, fair value of investments, fair value of acquired intangible assets and goodwill, useful lives of intangible assets and property and equipment, deemed value of common stock for the purpose of determining stock-based compensation (see below), and income taxes, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

The Company’s board of directors determines the fair market value of the Company’s common stock in the absence of a public market for these shares. For purposes of financial accounting for employee stock-based compensation, management has applied hindsight within each year to arrive at deemed values for the shares underlying the options and issued under other transactions that are higher than the fair market values determined by the board. These deemed values were determined based on a number of factors, including input from advisors, the Company’s historical and forecasted operating results and cash flows, and comparisons to publicly-held companies. The deemed values were used to determine the amount of stock-based compensation recognized

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

related to stock and stock option grants to employees and non-employees, the amount of expense related to stock warrants issued to third-parties (see Note 9) and the purchase prices of the Company’s acquisitions (see Note 4).

Revenue Recognition

The following table presents the Company’s net revenues (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Advertising revenues:
Google web sites	$66,932	$306,977	$772,192	$154,108	$293,053
Google Network web sites	—	12,278	144,411	15,287	82,246

Total advertising revenues	66,932	319,255	916,603	169,395	375,299
Licensing and other revenues	19,494	28,593	45,271	9,499	14,339

Net revenues	$86,426	$347,848	$961,874	$178,894	$389,638

In the first quarter of 2000, the Company introduced its first advertising program through which it offered advertisers the ability to place text-based ads on Google web sites targeted to users’ search queries. Advertisers paid the Company based on the number of times their ads were displayed on users’ search results pages and the Company recognized revenue at the time these ads appeared. In the fourth quarter of 2000, the Company launched Google AdWords, an online self-service program that enables advertisers to place text-based ads on Google web sites. AdWords advertisers originally paid the Company based on the number of times their ads appeared on users’ search results pages. In the first quarter of 2002, the Company began offering AdWords exclusively on a cost-per-click basis, so that an advertiser pays the Company only when a user clicks on one of its ads. The Company recognizes as revenue the fees charged advertisers each time a user clicks on one of the text-based ads that are displayed next to the search results on Google web sites. Effective January 1, 2004, the Company now offers a single pricing structure to all of its advertisers based on the AdWords cost-per-click model.

Google AdSense is the program through which the Company distributes its advertisers’ text-based ads for display on the web sites of the Google Network members. The Company recognizes as revenues the fees charged advertisers net of the portion shared with its Google Network members under its AdSense program. The Company’s gross billings were $439.5 million and $1,465.9 million in 2002 and 2003, respectively, and $248.6 million and $652.2 million in the three months ended March 31, 2003 and 2004, respectively. There were no AdSense agreements in 2001.

Certain AdSense agreements obligate the Company to make guaranteed minimum revenue share payments to Google Network members, based on their achieving defined performance terms. The Company’s guaranteed minimum provisions normally cover a period of three months or less, but there may be successive guarantee periods during the term of the agreement. Because management believes each period covered by a guaranteed minimum is a separate transaction or accounting unit, the Company’s policy is to recognize either net revenues or cost of revenues over the period covered by the guaranteed minimum, but not both. As a result, the Company amortizes any guaranteed minimum prepayment (or accretes an amount payable to its Google Network member if the guaranteed minimum payment is due in arrears) equal to the related advertiser fees the Company receives until such time as it can determine it is probable that such fees over the remaining period covered by the guaranteed minimum will be greater than or less than the remaining guaranteed minimum amount. The Company

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

recognizes no net revenues or cost of revenues related to the guaranteed minimum provision until the time it makes such a determination, no later than halfway through the period covered by the guaranteed minimum. Once management makes such a determination, the Company thereafter recognizes net revenues or cost of revenues equal to the amount by which the related advertiser fees are greater than or less than the pro rata amortization or accretion of the remaining guaranteed minimum amount. Management occasionally revises such determinations. Thereafter, and to the extent advertiser fees are greater than or less than the pro rata amortization or accretion of the remaining guaranteed minimum amount, cost of revenue or net revenue amounts previously recognized are not restated. Instead, in the then current period the Company reduces cost of revenues or net revenues by the amount previously recognized and any remaining amount is recognized as net revenues or cost of revenues, respectively. The Company has not reduced any material cost of revenue or net revenue amounts previously recorded in any of the periods presented.

If and at the time an AdSense agreement is terminated or abandoned, the Company recognizes a charge against net revenues or to cost of revenues to the full extent of its remaining obligations under the terms of the agreement. The Company has not terminated or abandoned any AdSense agreements that have resulted in a material charge against earnings in any of the periods presented.

Concurrent with the commencement of certain AdSense agreements the Company has purchased specific items from, or provided other consideration to, its partners. According to Emerging Issues Task Force (“EITF”) Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer, cash consideration given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor’s product or service and, therefore, should be characterized as a reduction of revenues when recognized in the vendor’s income statement unless the vendor receives an identifiable benefit in exchange for the consideration and the vendor can reasonably estimate the fair value of the benefit identified. If management determines the Company will derive little or no benefit from a purchased item, or if it cannot estimate the item’s fair value, then the cost of the item is deemed to be part of the AdSense agreement and is amortized against net revenues or to cost of revenues, as the case may be. The cost of such an item, along with other cash payments or the value of other consideration such as warrants to purchase the Company’s stock, is amortized so that neither net revenues nor cost of revenues is recognized until management determines it is probable that the sum of the pro-rated cost and any remaining unamortized guaranteed minimum amounts will be either greater or less than the related advertiser fees. The cost is pro rated over each of the periods covered by the guaranteed minimums or, if there are no guaranteed minimums, over periods not to exceed twelve months. After such a determination has been made, the Company amortizes the pro rated cost such that only net revenues or cost of revenues is recognized over the remaining term covered by the guaranteed minimum or over a period of not more than twelve months.

The unamortized prepaid guaranteed minimum amounts were $1.8 million at both December 31, 2002 and 2003. In addition, the costs of items purchased from, or other consideration provided to, Google Network members concurrent with the commencement of certain AdSense agreements that management has determined have no other value to the Company were $13.9 million, $19.8 million and $600,000 in 2002, 2003 and in the three months ended March 31, 2004, and the related unamortized amounts were $4.6 million, $18.8 million and $17.9 million at December 31, 2002, 2003 and March 31, 2004. These unamortized amounts are included in “prepaid revenue share, expenses and other assets” on the accompanying consolidated balance sheets.

The Company generates fees from search services through a variety of contractual arrangements, which include per-query search fees and search service hosting fees. Revenues from set-up and support fees and search service hosting fees are recognized on a straight-line basis over the term of the contract, which is the expected period during which these services will be provided. The Company’s policy is to recognize revenues from per-query search fees in the period queries are made and results are delivered.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

The Company provides search services pursuant to certain AdSense agreements. Management believes that search services and revenue share arrangements represent separate units of accounting pursuant to EITF 00-21 Revenue Arrangements with Multiple Deliverables. These separate services are provided simultaneously to the Google Network member and are recognized as revenues in the periods provided.

The Company also generates fees from the sale and license of its Search Appliance, which includes hardware, software and 12 to 24 months of post-contract support. As the elements are not sold separately, sufficient vendor-specific objective evidence does not exist for the allocation of revenue. As a result, the entire fee is recognized ratably over the term of the post-contract support arrangement in accordance with Statement of Position 97-2, Software Revenue Recognition, as amended.

Deferred revenue is recorded when payments are received in advance of the Company’s performance in the underlying agreement, net of any amounts estimated to be paid to Google Network members which are recorded as “accrued revenue share” on the accompanying consolidated balance sheets.

Cost of Revenues

Cost of revenues consists primarily of the expenses associated with the operation of the Company’s data centers, including depreciation, labor, energy and bandwidth costs. Cost of revenues also includes credit card and other transaction fees relating to processing customer transactions and guaranteed minimums and other costs to the extent that they exceed fees received from advertisers under the related AdSense agreements.

Stock-based Compensation

Stock-based compensation as shown on the accompanying consolidated income statements consists of amortization of deferred stock-based compensation related to restricted shares and options to purchase Class A and Class B common stock to employees and the values of options to purchase such stock issued to non-employees.

As permitted by SFAS 123, Accounting for Stock-based Compensation, the Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Under APB 25, deferred compensation for options granted to employees is equal to its intrinsic value, determined as the difference between the exercise price and the deemed value of the underlying stock on the date of grant. For purposes of financial accounting for employee stock-based compensation, management has applied hindsight within each year to arrive at deemed values for the shares underlying the options. The Company has recorded deferred stock-based compensation equal to the difference between these deemed values and the exercise prices.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

In connection with restricted shares and unvested stock options granted to employees, the Company recorded deferred stock-based compensation costs of $20.0 million, $40.1 million, $551.4 million and $76.1 million in 2001, 2002, 2003 and the three months ended March 31, 2004. The deferred stock-based compensation amounts arising from these equity activities for each of the five three month periods ended March 31, 2004 were computed as follows:

	Three Months Ended					Three Months Ended March 31, 2004
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	2003 Total
	(unaudited)	(unaudited)	(unaudited)	(unaudited)		(unaudited)
Options granted to employees	10,262,100	1,431,552	5,785,185	1,281,895	18,760,732	1,004,780
Weighted average exercise price	$0.49	$3.30	$5.17	$9.62		$16.27
Weighted average deemed value of underlying stock	$13.09	$33.99	$52.33	$75.05		$88.13
Weighted average deferred stock-based compensation per option	$12.60	$30.69	$47.17	$65.43		$71.85
Deferred stock-based compensation related to options (in millions)	$129.3	$43.9	$272.8	$83.9	$529.9	$72.2
Restricted shares granted to employees		120,000	114,999		234,999
Weighted average deemed value of restricted shares		$25.96	$66.41
Deferred stock-based compensation related to restricted shares (in millions)		$3.1	$7.6		$10.7
Deferred stock-based compensation related to option modifications (in millions)				$10.8	$10.8	$3.9

Total deferred stock-based compensation (in millions)	$129.3	$47.0	$280.4	$94.7	$551.4	$76.1

Net amortization of deferred stock-based compensation totaled $12.2 million, $20.2 million, $213.5 million and $73.7 million in 2001, 2002, 2003 and the three months ended March 31, 2004. The deferred stock-based compensation is being amortized using the accelerated vesting method, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-based Compensation (“SFAS 123”), EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in connection with Selling, Goods or Services (“EITF 96-18”), and Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 28, over the vesting period of each respective restricted share and stock option, generally over four or five years. The remaining unamortized, deferred stock-based compensation for all restricted shares and stock option grants through March 31, 2004 assuming no change in the stock option accounting rules and assuming all employees remain employed at Google for their remaining vesting periods will be expensed as follows over the remaining nine months of 2004 and each of the next four years and thereafter (in millions):

(unaudited)
2004	$168.2
2005	116.8
2006	57.6
2007	20.1
2008	4.3
Thereafter	1.6

$368.6

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

The Company accounts for stock awards issued to non-employees in accordance with the provisions of SFAS 123 and EITF 96-18. Under SFAS 123 and EITF 96-18, the Company uses the Black-Scholes method to measure the value of options granted to non-employees at each vesting date to determine the appropriate charge to stock-based compensation.

The Company recorded stock-based compensation expense of $186,000, $1.5 million, $15.8 million and $2.8 million for the value of stock options earned by non-employees in 2001, 2002, 2003 and the three months ended March 31, 2004.

At December 31, 2003, there were 500,150 unvested options to purchase shares of Class B common stock held by non-employees with a weighted- average exercise price of $0.69 and a weighted-average 48 month remaining vesting period. These options will generally vest on a monthly and ratable basis subsequent to December 31, 2003. No options that vest over time were granted to non-employees in the three months ended March 31, 2004.

Pro forma information regarding net income has been determined as if the Company had accounted for its employee stock options under the method prescribed by SFAS 123. The resulting effect on pro forma net income disclosed is not likely to be representative of the effects on net income on a pro forma basis in future years due to additional grants and years of vesting in subsequent years.

Had compensation cost for options granted under the option plans (see Note 9) been determined based on the fair value method prescribed by SFAS 123, the Company’s net income and net income per share would have been adjusted to the pro forma amounts below (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Net income, as reported	$6,985	$99,656	$105,648	$25,800	$63,973
Add: Stock-based employee compensation expense included in reported net income	12,197	20,175	213,545	34,619	73,717
Deduct: Total stock-based employee compensation expense under the fair value based method for all awards	(14,648)	(22,390)	(215,946)	(34,943)	(74,605)

Net income, pro forma	$4,534	$97,441	$103,247	$25,476	$63,085

Net income per share:
As reported—basic	$0.07	$0.86	$0.77	$0.20	$0.42
Pro forma—basic	$0.05	$0.85	$0.75	$0.20	$0.42
As reported—diluted	$0.04	$0.45	$0.41	$0.10	$0.24
Pro forma—diluted	$0.02	$0.44	$0.40	$0.10	$0.24

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

For purposes of the above pro forma calculation, the value of each option granted through March 31, 2004 was estimated on the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Risk-free interest rate	4.38%	3.34%	2.11%	2.05%	2.20%
Expected volatility	100%	75%	75%	75%	75%
Expected life (in years)	4	3	3	3	3
Dividend yield	—	—	—	—	—

The weighted-average fair value of an option granted in 2001, 2002 and 2003, and in the three months ended March 31, 2003 and 2004, was $0.91, $2.79 and $29.12, and $14.16 and $75.04, using the Black-Scholes pricing model.

Stock Options Exercised Early

The Company typically allows employees to exercise options prior to vesting. Upon the exercise of an option prior to vesting, the exercising optionee is required to enter into a restricted stock purchase agreement with the Company, which provides that the Company has a right to repurchase the shares purchased upon exercise of the option at the original exercise price; provided, however, that its right to repurchase these shares will lapse in accordance with the vesting schedule included in the optionee’s option agreement. In accordance with EITF 00-23, Issues Related to Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, stock options granted or modified after March 21, 2002, which are subsequently exercised for cash prior to vesting are treated differently from prior grants and related exercises. The consideration received for an exercise of an option granted after the effective date of this guidance is considered to be a deposit of the exercise price and the related dollar amount is recorded as a liability. The shares and liability are only reclassified into equity on a ratable basis as the award vests. The Company has appropriately applied the guidance and recorded a liability on the consolidated balance sheets relating to 3,281,004, 11,987,482 and 10,945,942 of options granted subsequent to March 21, 2002 that were exercised and are unvested at December 31, 2002 and 2003 and at March 31, 2004. Furthermore, these shares are not presented as outstanding on the accompanying consolidated statements of redeemable convertible preferred stock warrant and stockholders’ equity and consolidated balance sheets. Instead, these shares are disclosed as outstanding options in the footnotes to these financial statements.

Stock Split

In February and June 2003, the Company affected separate two-for-one stock splits. In addition, the Company affected other splits in prior years. All references to Class A and Class B common stock and preferred stock shares and per share amounts including options and warrants to purchase Class A and Class B common stock have been retroactively restated to reflect the stock split as if such split had taken place at the inception of the Company.

Net Income Per Share

The Company computes net income per share in accordance with SFAS 128, Earnings per Share. Under the provisions of SFAS 128, basic net income per share is computed using the weighted average number of Class A

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

and Class B common shares outstanding during the period except that it does not include unvested Class A and Class B common shares subject to repurchase or cancellation. Diluted net income per share is computed using the weighted average number of Class A and Class B common shares and, if dilutive, potential Class A and Class B common shares outstanding during the period. Potential Class A and Class B common shares consist of the incremental Class A and Class B common shares issuable upon the exercise of stock options, warrants, unvested common shares subject to repurchase or cancellation and convertible preferred stock. The dilutive effect of outstanding stock options and warrants is reflected in diluted earnings per share by application of the treasury stock method. Convertible preferred stock is reflected on an if-converted basis.

The following table sets forth the computation of basic and diluted net income per share (in thousands, except per share amounts):

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Basic and diluted net income per share:
Numerator:
Net income	$6,985	$99,656	$105,648	$25,800	$63,973

Denominator:
Weighted average Class A and Class B common shares outstanding	125,135	143,317	168,093	158,982	173,737
Less: Weighted average unvested Class A and Class B common shares subject to repurchase or cancellation	(30,612)	(28,075)	(30,396)	(31,643)	(22,653)

Denominator for basic calculation	94,523	115,242	137,697	127,339	151,084
Effect of dilutive securities
Add:
Weighted average convertible preferred shares	70,432	70,432	71,128	70,432	71,662
Weighted average stock options and warrants and unvested Class A and Class B common shares subject to repurchase or cancellation	21,821	34,959	47,813	50,916	41,437

Denominator for diluted calculation	186,776	220,633	256,638	248,687	264,183

Net income per share, basic	$0.07	$0.86	$0.77	$0.20	$0.42

Net income per share, diluted	$0.04	$0.45	$0.41	$0.10	$0.24

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Certain Risks and Concentrations

The Company’s revenues are principally derived from online advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or changes in customer buying behavior could adversely affect the Company’s operating results.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, investments and accounts receivable. Cash equivalents consist of money market funds. Short term investments consist primarily of agency notes, market auction preferred securities, municipal auction rate receipts and municipal bonds held with five financial institutions. Accounts receivable are typically unsecured and are derived from revenues earned from customers primarily located in the U.S. In 2003 and in the three months ended March 31, 2004, the Company generated approximately 71% and 68% of its net revenues from customers based in the U.S. with the majority of customers outside of the U.S. located in Japan and Europe. Many of the Company’s Network members are in the Internet industry. To appropriately manage this risk, the Company performs ongoing evaluations of customer credit and limits the amount of credit extended, but generally no collateral is required. The Company maintains reserves for estimated credit losses and these losses have generally been within management’s expectations.

No customer accounted for greater than 10% of net revenues in 2001, 2002 and 2003 or in the three months ended March 31, 2003 and 2004.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their short maturities. The carrying amounts of the Company’s equipment loans and capital leases approximate fair value of these obligations based upon management’s best estimates of interest rates that would be available for similar debt obligations at December 31, 2002 and 2003.

Cash and Cash Equivalents and Short-Term Investments

The Company invests its excess cash in money market funds and in highly liquid debt instruments of the U.S. government, its agencies and municipalities. All highly liquid investments with stated maturities of three months or less from date of purchase are classified as cash equivalents; all highly liquid investments with stated maturities of greater than three months are classified as short-term investments.

Management determines the appropriate classification of its investments in debt and marketable equity securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company’s debt and marketable equity securities have been classified and accounted for as available-for-sale. The Company does not intend to hold securities with stated maturities greater than twelve months until maturity. In response to changes in the availability of and the yield on alternative investments as well as liquidity requirements, the Company occasionally sells these securities prior to their stated maturities. These securities are carried at fair value, with the unrealized gains and losses, net of taxes, reported as a component of stockholders’ equity. Any realized gains or losses on the sale of short-term investments are determined on a specific identification method, and such gains and losses are reflected as a component of interest income or expense.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest bearing. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. Management

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

reviews the accounts receivable by aging category to identify specific customers with known disputes or collectibility issues. In determining the amount of the reserve, management makes judgments about the creditworthiness of significant customers based on ongoing credit evaluations. The Company also maintains a sales allowance to reserve for potential credits issued to customers. The amount of the reserve is determined based on historical credits issued.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally two to five years. Equipment under capital leases and leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Construction in process is primarily related to the building of production equipment servers and lease-hold improvements. Depreciation for these assets commences once they are placed in service.

Long-Lived Assets Including Goodwill and Other Acquired Intangible Assets

The Company reviews property and equipment and certain identifiable intangibles, excluding goodwill, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value. The Company has made no adjustments to its long-lived assets in any of the years presented.

The Company has adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that they may be impaired. The Company completed its first goodwill impairment test at November 30, 2003, and found no impairment. The test was based on the Company’s single operating segment and reporting unit structure.

SFAS No. 142 also requires that intangible assets with definite lives be amortized over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate an asset’s carrying value may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The Company is currently amortizing its acquired intangible assets with definite lives over periods ranging from 2 to 3 years. The Company believes no events or changes in circumstances have occurred that would require an impairment test for these assets.

Income Taxes

The Company recognizes income taxes under the liability method. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Foreign Currency

Generally, the functional currency of the Company’s international subsidiaries is the local currency. The financial statements of these subsidiaries are translated to U.S. dollars using month-end rates of exchange for

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

assets and liabilities, and average rates of exchange for revenues, costs and expenses. Translation gains (losses) are deferred and recorded in accumulated other comprehensive income as a component of stockholders’ equity. The Company recorded $1.7 million of net translation gains in 2003. There was no translation gain or loss in 2001 and 2002. Net gains and losses resulting from foreign exchange transactions are included in the consolidated income statements. The Company recognized $2.1 million of net gains resulting from foreign exchange transactions in 2003. Net transaction gains and losses recognized during 2001 and 2002 were not material.

Advertising Expenses

The Company expenses advertising costs in the period in which they are incurred. For the years ended December 31, 2001, 2002 and 2003 advertising expenses totaled approximately $5.3 million, $7.0 million and $20.9 million, including $2.8 million and $1.4 million of warrant amortization expense in 2001 and 2002 and none in 2003.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on foreign exchange and unrealized gains and losses on available- for-sale investments. The differences between total comprehensive income and net income as disclosed on the consolidated statement of redeemable convertible preferred stock warrant and stockholders’ equity for 2001, 2002 and 2003 were insignificant.

Recent Accounting Pronouncements

In November 2002, the EITF reached a consensus on Issue 00-21, Accounting for Multiple Element Revenue Arrangements, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The guidance in Issue 00-21 is effective for revenue arrangements entered into in fiscal periods after June 15, 2003. The adoption of Issue 00-21 did not have an impact on the Company’s financial statements.

During November 2002, the FASB issued FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. FIN 45 elaborates on the existing disclosure requirements for a guarantor in its interim and annual financial statements regarding its obligations under guarantees issued. It also clarifies that at the time a guarantee is issued, the guarantor must recognize an initial liability for the fair value of the obligations it assumes under the guarantee and must disclose that information in its financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements apply to guarantees outstanding at December 31, 2002. The Company adopted the provisions of FIN 45 at January 1, 2003. The adoption of this Interpretation did not have an impact on the Company’s operating results. See further discussion regarding indemnifications in Note 7.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin No. 51. This Interpretation requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack specified characteristics. The Company does not have any variable interest entities.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company’s financial statements.

Note 2.    Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consist of the following (in thousands):

	As of December 31,		As of March 31, 2004
	2002	2003
			(unaudited)
Cash and cash equivalents	$57,752	$148,995	$251,354

Short-term investments:
Municipal securities	86,979	166,538	179,975
Market auction preferred securities	1,600	8,000	10,000
U.S. government notes	—	11,185	13,559

Total short-term investments	88,579	185,723	203,534

Total cash, cash equivalents and short-term investments	$146,331	$334,718	$454,888

The Company has not experienced any significant realized gains or losses on its investments in the periods presented. Gross unrealized gains and losses at December 31, 2002 and 2003 and at March 31, 2004 were not material.

The following table summarizes the estimated fair value of our securities held in short-term investments classified by the stated maturity date of the security (in thousands):

	As of December 31,		As of March 31, 2004
	2002	2003
			(unaudited)
Due within 1 year	$17,744	$29,381	$23,727
Due within 1 year through 5 years	—	81,830	129,202
Due within 5 years through 10 years	—	11,382	3,463
Due after 10 years	70,835	63,130	47,142

Total	$88,579	$185,723	$203,534

In addition, at December 31, 2002 and at both December 31, 2003 and March 31, 2004, the Company had $376,000 and $11.0 million of restricted cash and investment securities classified as other current assets which

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

are included in “prepaid revenue share, expenses and other assets” in the accompanying consolidated balance sheets.

Note 3.    Interest Income (Expense) and Other

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	(in thousands)
				(unaudited)
Interest income	$861	$1,215	$2,663	$513	$1,232
Interest expense	(1,758)	(2,570)	(1,931)	(550)	(286)
Other	1	(196)	3,458	(10)	(646)

Interest income (expense) and other, net	$(896)	$(1,551)	$4,190	$(47)	$300

Note 4.    Acquisitions

Applied Semantics, Inc.

In April 2003, the Company acquired all of the voting interests of Applied Semantics, Inc. (“ASI”) to strengthen its search and advertising programs, including content-targeted advertising programs. The transaction was accounted for as a business combination.

The total purchase price was $102.4 million and consisted of a cash payment of $41.5 million, including direct transaction costs of $400,000, and the issuance of 1,825,226 fully vested shares of the Company’s Class A common stock and 557,574 fully vested and unvested options to purchase the Company’s Class A common stock valued at $60.9 million. This value was based on a deemed value per share determined by management as of April 2003 through the application of hindsight. The intrinsic value of the unvested options to purchase 81,352 shares of Class A common stock on the date of acquisition was recorded as deferred stock-based compensation and is being amortized as compensation expense on an accelerated basis over the related vesting periods of three to 47 months contingent upon each individual’s continued employment with the Company.

The fair values of the assets and liabilities acquired, including intangible assets, were determined by management with input from an advisor. The total purchase price was allocated as follows (in thousands):

Goodwill	$84,192
Developed technology	16,600
Customer contracts and other	4,100
Net tangible assets acquired	3,612
Deferred tax asset	1,074
Deferred stock-based compensation	1,933
Deferred tax liabilities	(9,074)

Total	$102,437

Goodwill includes but is not limited to the synergistic value and potential competitive benefits that could be realized by the Company from the acquisition, any future products that may arise from ASI’s technology when combined with the Company’s technology, as well as ASI’s skilled and specialized workforce. The goodwill amount is not deductible for tax purposes.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

The developed technology and customer contracts and other have a weighted-average useful life of three and two years, and a combined weighted average life of 2.81 years.

Cash consideration of $900,000 may be paid over the next four years to certain former employees of ASI contingent upon their continued employment with the Company and will be recognized as expense as it is earned by the employees. As of December 31, 2003, the Company had paid approximately $300,000 of this amount.

The results of operations of ASI have been included in the Company’s consolidated income statements since the completion of the acquisition on April 23, 2003. The following unaudited pro forma information presents a summary of the results of operations of the Company assuming the acquisition of ASI occurred on January 1, 2002 (in thousands, except per share amounts):

	Year Ended December 31,
	2002	2003
	(unaudited)
Net revenues	$354,035	$964,693
Net income	$94,749	$105,072
Net income per share—basic	$0.81	$0.76
Net income per share—diluted	$0.43	$0.41

Other Acquisitions

During the year ended December 31, 2003 the Company acquired all of the voting interests of three other companies. Two of the companies were accounted for as business combinations. Because the third company was considered a development stage enterprise, the transaction was accounted for as an asset purchase in accordance with EITF Issue No. 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business.

The total purchase price for the three acquisitions was $15.3 million and consisted of a cash payment of $1.5 million and the issuance of 440,000 fully vested shares of the Company’s Class A common stock valued at $13.8 million. The total purchase price was allocated as follows (in thousands):

Goodwill	$3,250
Developed technology	3,651
Net liabilities assumed	(1,759)
Deferred tax liabilities	(1,487)
Purchased in-process research and development	11,618

Total	$15,273

Purchased in-process research and development of $11.6 million was expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed. That amount is included in research and development expenses on the accompanying consolidated income statement and is not deductible for tax purposes.

Goodwill includes but is not limited to the synergistic value and potential competitive benefits that could be realized by the Company from the acquisitions, any future products that may arise from the related technology, as well as the skilled and specialized workforce acquired. The goodwill amount is not deductible for tax purposes.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

The developed technology has a weighted-average useful life of three years.

In addition in conjunction with the acquisitions, the Company issued 234,999 restricted shares of the Company’s Class A common stock valued at approximately $10.7 million. The fair value of the restricted shares was recorded as deferred stock-based compensation and will be amortized to compensation expense on an accelerated basis over the related vesting periods of two to five years, contingent upon each individual’s continued employment with the Company.

Note 5.    Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the year ended December 31, 2003, are as follows (in thousands):

Balance as of January 1, 2003	$—
Goodwill acquired during year	87,442

Balance as of December 31, 2003	$87,442

Information regarding the Company’s acquisition-related intangible assets that are being amortized is as follows (in thousands):

	As of December 31, 2003
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Developed technology	$20,917	$5,514	$15,403
Customer contracts and other	4,100	1,389	2,711

Total	$25,017	$6,903	$18,114

Amortization expense of acquisition-related intangible assets for the year ended December 31, 2003 was $6.3 million.

Estimated amortization expense for acquisition-related intangible assets on the Company’s December 31, 2003 consolidated balance sheet for the fiscal years ending December 31, is as follows (in thousands):

2004	$8,767
2005	7,423
2006	1,924

$18,114

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Note 6.    Property and Equipment

Property and equipment consist of the following (in thousands):

	As of December 31,		As of March 31, 2004
	2002	2003
			(unaudited)
Information technology assets	$78,764	$204,417	$258,751
Furniture and fixtures	1,835	6,803	9,103
Leasehold improvements	908	7,677	8,044
Construction in process	5,379	42,940	71,855

Total	86,886	261,837	347,753
Less accumulated depreciation and amortization	33,013	73,582	94,747

Property and equipment, net	$53,873	$188,255	$253,006

Note 7.    Commitments and Contingencies

Capital Leases

In June 2001, the Company entered into a master equipment lease agreement with a financial institution. The agreement provided for an initial equipment lease line of credit not to exceed $5.0 million. In October 2001, the same financial institution provided for the syndication of another equipment lease line of credit not to exceed $10.0 million. Through December 31, 2003 and March 31, 2004, $15.0 million had been borrowed cumulatively under these equipment lease lines of credit.

The equipment financed under the capital lease arrangement is included in property and equipment and the related amortization is included in depreciation and amortization expense. The cost of assets financed under the capital lease was $15.0 million at December 31, 2002 and 2003. The related amortization expense was $728,000, $4.1 million and $5.0 million during 2001, 2002 and 2003 and accumulated amortization was $4.8 million and $9.8 million at December 31, 2002 and 2003. The equipment leases have payment terms of 36 months.

The Company has issued warrants to purchase 179,956 shares of Series C convertible preferred stock in connection with its draw on the equipment lease lines (see Note 9).

Operating Leases

During 2003, the Company entered into a nine year sublease agreement for its headquarters in Mountain View, California. According to the terms of the sublease, the Company will begin making payments in July 2005 and payments will increase at 3% per annum thereafter. The Company recognizes rent expense under this arrangement on a straight line basis. The lease terminates on December 31, 2012, however, the Company may exercise two five year renewal options at its discretion. The Company has an option to purchase the property for approximately $172.4 million, which is exercisable in 2006. In connection with the lease, the Company has a letter of credit which requires it to maintain $9.0 million of cash and investment securities as collateral. This required collateral effectively expires in April 2004. As a result, it is classified as other current assets, which is included in “prepaid revenue share, expenses and other assets” on the accompanying consolidated balance sheets. At December 31, 2003, the Company was in compliance with its financial covenants under the lease.

In addition, the Company has entered into various non-cancelable operating lease agreements for certain of its offices and data centers throughout the U.S. and for international subsidiaries with original lease periods

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

expiring between 2004 and 2015. The Company is committed to pay a portion of the buildings’ operating expenses as determined under the agreements. Certain of these arrangements have free or escalating rent payment provisions. The Company recognizes rent expense under such arrangements on a straight line basis. Total payments relating to leases having an initial or remaining non-cancelable term less than one year are $2.3 million and are not included in the table below. Rent expense was $2.0 million, $3.7 million, and $9.8 million in 2001, 2002, and 2003.

At December 31, 2003, future payments under capital leases and minimum payments under non-cancelable operating leases with a remaining term greater than one-year are as follows over each of the next five years and thereafter (in thousands):

	Capital Leases	Operating Leases
2004	$5,304	$7,378
2005	2,080	13,596
2006	—	18,620
2007	—	18,774
2008	—	18,769
Thereafter	—	69,592

Total minimum payments required	7,384	$146,729

Less amounts representing interest	775

Minimum future payments of principal	6,609
Current portion	4,621

Long-term portion	$1,988

AdSense Agreements

In connection with our AdSense revenue share agreements, the Company is periodically required to make non-cancelable guaranteed minimum revenue share payments to a small number of its Google Network members over the term of the respective contracts. Under some of our contracts, these guaranteed payments can vary based on the Google Network members achieving defined performance terms, such as number of advertisements displayed or search queries. In some cases, certain guaranteed amounts will be adjusted downward if the Google Network members do not meet their performance terms and, in some cases, these amounts will be adjusted upward if they exceed their performance terms. In all but one of these AdSense agreements, if a Google Network member were unable to perform under the contract, such as being unable to provide search queries, as defined under the terms of that agreement, then the Company would not be obligated to make any non-cancelable guaranteed minimum revenue share payments to that member.

Under one AdSense agreement, the Company is obligated to make $5.6 million of non-cancelable guaranteed minimum revenue share payments through 2005 irrespective of whether or not the Google Network member achieves defined performance goals. The only circumstance in which the non-cancelable guaranteed minimum revenue share payments would not be due to this Google Network member would be material breach, as defined in the agreement.

Management believes future non-cancelable guaranteed minimum revenue share payments will be significantly greater than the contractual minimum of $5.6 million. To date, total advertiser fees generated under these AdSense agreements have exceeded the total guaranteed minimum revenue share payments. In 2003, the Company made $108.8 million of non-cancelable minimum guaranteed revenue payments.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Purchase Obligations

Additionally, the Company had $11.9 million of other non-cancelable contractual obligations and $24.9 million of open purchase orders for which we have not received the related services or goods at December 31, 2003. The Company has the right to cancel these open purchase orders upon 10 days notice prior to the date of delivery. The majority of these purchase obligations are related to data center operations.

Letters of Credit

At December 31, 2003 and associated with several leased facilities, the Company has unused letters of credit for $12.2 million and related compensating cash balances of $11.0 million as included in “prepaid revenue share, expenses and other assets” in the accompanying consolidated balance sheets. At December 31, 2003, the Company was in compliance with its financial covenants under the letters of credit.

Indemnifications

While the Company has various guarantees included in contracts in the normal course of business, primarily in the form of indemnities, these guarantees do not represent significant commitments or contingent liabilities of the indebtedness of others. Accordingly, the Company has not recorded a liability related to indemnification provisions.

Legal Matters

Overture Services (now owned by Yahoo) has sued the Company, claiming that the Google AdWords program infringes certain claims of Overture Services’ patent. It also claims that the patent relates to an Overture Services own bid-for-ad placement business model and its pay-for-performance technologies. The Company is currently litigating this case. If Overture Services wins, it may significantly limit the Company’s ability to use the AdWords program, and the Company also may be required to pay damages. The Company has asserted defenses of non-infringement, invalidity of the patent in question and unenforceability of the patent. The Company plans to continue to rigorously defend this lawsuit. Management currently believes that the amount of the ultimate liability, if any, with respect to this action will not materially affect the financial position, results of operations, or liquidity of the Company, but the ultimate outcome of any litigation is uncertain. Were an unfavorable outcome to occur, the impact could be material to the Company.

Currently, there is no other significant litigation pending against the Company other than as disclosed in the paragraph above. From time to time, the Company may become a party to litigation and subject to claims incident to the ordinary course of the Company’s business. Although the results of such litigation and claims in the ordinary course of business cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse effect on the Company’s business, results of operations or financial condition. Regardless of outcome, litigation can have an adverse impact on the Company because of defense costs, diversion of management resources and other factors.

Note 8.    Redeemable Convertible Preferred Stock Warrant

As a part of an AdSense agreement entered into during 2002, the Company issued to the Google Network member fully vested warrants to purchase 7,437,452 shares of Series D convertible preferred stock. The warrants have an exercise price of $2.91 and a life of five years. These warrants expire in 2012. See Note 13.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

The Company determined the fair value of the warrants to be $13.9 million. At December 31, 2003, the warrants have been fully amortized.

Under certain circumstances, the Company could be required to pay the holder of the warrant the lesser of (i) the fair value of the warrants (as calculated and defined in the warrant agreement using a Black-Scholes pricing model) and (ii) $5.82 per share for maximum payment of approximately $43.3 million.

As a result of the redemption feature of the warrant, the fair value of the warrants has been classified outside of stockholders’ equity. Currently, the circumstances necessary for this warrant to be redeemable are not probable and, therefore, the warrant has not been classified as a liability and the value has not been adjusted from the calculated amount. In the future, should a redemption event become probable, the warrant value would be reclassified as a liability and its value adjusted. Any adjustments in value would be recorded as a deemed dividend.

Note 9.    Stockholders’ Equity

Convertible Preferred Stock

Convertible preferred stock consists of the following (in thousands):

	As of December 31,
	2002		2003
	Shares Authorized	Shares Issued and Outstanding	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
Series A	15,360	15,360	15,360	15,360	$960
Series A-1	15,360	—	15,360	—	—
Series B	50,651	49,823	50,445	49,823	24,677
Series B-1	50,651	—	50,445	—	—
Series C	10,000	5,249	9,149	6,479	15,178
Series C-1	10,000	—	9,149	—	—
Series D	7,437	—	7,437	—	—
Series D-1	7,437	—	7,437	—	—

	166,896	70,432	164,782	71,662	$40,815

Significant terms of the Series A, A-1, B, B-1, C, C-1, D and D-1 convertible preferred stock are as follows:

•	Holders of Series A, Series B, Series C and Series D convertible preferred stock are entitled to noncumulative dividends of $0.00625, $0.0496, $0.2343 and $0.2910 per share, respectively, if and when declared by the board of directors in preference to holders of common stock. No dividends have been declared through December 31, 2003.

•	In the event of liquidation, dissolution, or winding up of the Company, either voluntarily or involuntarily, stockholders will receive distributions of $0.0625 for each share of Series A or A-1 convertible preferred stock, $0.4953 for each share of Series B or B-1 convertible preferred stock, and $2.3425 for each share of Series C or C-1 convertible preferred stock, and $2.91 for each share of Series D or D-1 convertible preferred stock. All remaining assets will be shared on a prorata basis between the Class A and Class B common stockholders.

•	Each share of the convertible preferred stock is convertible into one share of Class B common stock of the Company at the option of the holder and carries voting rights equivalent to the Class B

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

common stock on a share-for-share basis. The conversion rate of the convertible preferred stock is subject to adjustment in the event of, among other things, stock splits and stock dividends. Each share of convertible preferred stock automatically converts into Class B common stock in the event of a public offering of the Company’s common stock in which the gross proceeds and the offering price per share exceed certain minimum amounts.

•	The holders of Series A, B, C, and D convertible preferred stock are entitled to the right of first offer with respect to equity financings of the Company (which does not include an initial public offering of the Company’s stock). If the stockholders do not exercise this right in the event of an equity financing at a price per share less than the original respective issue price of Series A, B, C and D convertible preferred stock, then shares of Series A, B, C and D convertible preferred stock will be automatically converted into an equivalent number of shares of Series A-1, B-1, C-1, or D-1 convertible preferred stock, respectively.

Class A and Class B Common Stock

The Company’s Board of Directors has authorized two classes of common stock, Class A and Class B. The Company had authorized 400,000,000 and 300,000,000 shares and at December 31, 2003 there were 11,220,718 and 161,632,445 shares legally outstanding of Class A and Class B common stock. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share. Shares of Class B common stock may be converted at any time at the option of the stockholder and automatically convert upon sale or transfer to Class A common stock. See Note 13.

At December 31, 2003, there were 115,986,783 shares of Class A and Class B common stock reserved for future issuance, as presented in the following table:

Outstanding convertible preferred stock	71,662,432
Outstanding options to purchase Class A and Class B common stock	17,363,122
Options to purchase Class A and Class B common stock available for grant	5,440,155
Warrants to purchase Class B common stock	1,294,308
Warrants to purchase convertible preferred stock	8,239,284
Unvested shares related to options granted and exercised subsequent to March 21, 2002 to purchase Class A and Class B common stock	11,987,482

Total Class A and Class B common stock reserved for future issuance	115,986,783

Stock Plans

The Company maintains the 1998 Stock Plan, the 2000 Stock Plan, the 2003 Stock Plan, the 2003 Stock Plan (No. 2) and the 2003 Stock Plan (No. 3) and plans assumed through acquisitions which are collectively referred to as the “Stock Plans.” Under the Company’s Stock Plans, incentive and nonqualified stock options or rights to purchase Class A and Class B common stock may be granted to eligible participants. Options must generally be priced to be at least 85% of the Class A or Class B common stock’s fair market value at the date of grant as determined by the board of directors (100% in the case of incentive stock options). Options are generally granted for a term of ten years. Initial options granted under the Stock Plans generally vest 25% after the first year of service and ratably each month over the remaining 36-month period. Additional options granted under the Stock Plans generally vest 20% after the first year of service and ratably each month over the remaining 48-month period. Typically, options may be exercised prior to vesting. Sales of stock under stock purchase rights are

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

made pursuant to restricted stock purchase agreements. There are 24,205,579 shares of Class A and Class B common stock outstanding and subject to repurchase related to the Stock Plans at December 31, 2003. Of this total, 12,218,097 and 11,987,482 shares are related to options granted through and after March 21, 2002, in accordance with EITF 00-23, respectively.

The following table summarizes the activity under the Company’s Stock Plans:

	Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted-Average Exercise Price
Balance at December 31, 2000	18,884,848	8,477,488	$0.25
Additional options authorized	15,241,708	—	—
Options granted	(26,990,768)	26,990,768	$0.30
Options exercised	—	(17,754,728)	$0.30
Options canceled	898,000	(898,000)	$0.24
Options repurchased	443,740	—	$0.06

Balance at December 31, 2001	8,477,528	16,815,528	$0.28
Additional options authorized	14,400,000	—	—
Options granted	(14,980,716)	14,980,716	$0.30
Options exercised	—	(8,520,668)	$0.28
Options canceled	351,100	(351,100)	$0.30
Options repurchased	557,772	—	$0.25

Balance at December 31, 2002	8,805,684	22,924,476	$0.29
Additional options authorized	16,034,880	—	—
Options granted	(19,846,158)	19,846,158	$2.65
Options exercised	—	(13,145,075)	$0.54
Options canceled	274,955	(274,955)	$1.50
Options repurchased	170,794	—	$0.29

Balance at December 31, 2003	5,440,155	29,350,604	$2.47
Options granted (unaudited)	(1,005,120)	1,005,120	$16.28
Options exercised (unaudited)	—	(2,766,901)	$2.83
Options canceled (unaudited)	66,601	(66,601)	$2.57
Options repurchased (unaudited)	91,822	—	$0.09

Balance at March 31, 2004 (unaudited)	4,593,458	27,522,222	$3.27

The number of options outstanding at December 31, 2002 and 2003 and March 31, 2004 includes 3,281,004, 11,987,482 and 10,945,942 of options granted and exercised subsequent to March 21, 2002 that are unvested at December 31, 2002 and 2003 and March 31, 2004, in accordance with EITF 00-23, Issues related to the accounting for stock compensation under APB Opinion No. 25 and FASB Interpretation No. 44.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

The following table summarizes additional information regarding outstanding and exercisable options at December 31, 2003:

	Options Outstanding					Options Exercisable
Range of Exercise Prices	Total Number of Shares	Unvested options granted and exercised subsequent to March 21, 2002	Number of Shares	Wtd. Avg. Remaining Life (Years)	Wtd. Avg. Exercise Price	Number of Shares	Wtd. Avg. Exercise Price
$0.01–$ 2.00	21,080,838	10,548,989	10,531,849	8.1	$0.40	10,304,146	$0.40
$3.50–$ 3.50	1,211,262	540,214	671,048	9.4	$3.50	597,648	$3.50
$5.00–$ 7.00	5,771,739	628,559	5,143,180	9.5	$5.15	5,037,530	$5.15
$9.00–$ 9.00	476,050	155,508	320,542	9.8	$9.00	291,742	$9.00
$10.00–$10.00	810,715	114,212	696,503	9.9	$10.00	664,203	$10.00

$0.01–$10.00	29,350,604	11,987,482	17,363,122	8.7	$2.47	16,895,269	$2.45

The number of options exercisable at December 31, 2001 and 2002 were 16,815,528 and 22,924,476.

The following table summarizes additional information regarding outstanding and exercisable options at March 31, 2004 (unaudited):

	Options Outstanding					Options Exercisable
Range of Exercise Prices	Total Number of Shares	Unvested options granted and exercised subsequent to March 21, 2002	Number of Shares	Wtd. Avg. Remaining Life (Years)	Wtd. Avg. Exercise Price	Number of Shares	Wtd. Avg. Exercise Price
$0.01–$ 2.00	18,271,806	9,010,008	9,261,798	7.9	$0.40	9,073,863	$0.40
$3.50–$ 3.50	1,210,012	616,900	593,112	9.1	$3.50	519,712	$3.50
$5.00–$ 7.00	5,765,289	744,864	5,020,425	9.3	$5.14	4,916,375	$5.14
$9.00–$ 9.00	469,300	186,058	283,242	9.5	$9.00	254,442	$9.00
$10.00–$12.00	1,268,575	363,637	904,938	9.7	$10.79	862,188	$10.80
$20.00–$20.00	537,240	24,475	512,765	10.0	$20.00	491,115	$20.00

$0.01–$20.00	27,522,222	10,945,942	16,576,280	8.5	$3.27	16,117,695	$3.24

Note Receivable from Stockholder / Officer

In connection with the exercise of employee stock options, the Company has a $4.3 million loan receivable at December 31, 2003. This outstanding balance is for a loan that was made in 2001, to the Company’s Chief Executive Officer pursuant to a full recourse promissory note and stock pledge agreement. The note accrues interest at 7.38% compounded semi-annually and is repayable in full on September 28, 2005. See Note 13.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Warrants to Purchase Class B Common and Preferred Stock

	Shares Subject to Purchase at December 31, 2003	Weighted Average Exercise Price Per Share
Warrant Types
Class B Common	1,294,308	$0.46
Series B Convertible Preferred	621,876	$0.72
Series C Convertible Preferred	179,956	$2.34
Series D Convertible Preferred	7,437,452	$2.91

Total	9,533,592	$2.42

No warrants outstanding at December 31, 2003 were exercised or canceled, and no warrants to purchase our stock were issued, in the three months ended March 31, 2004.

The Company determined the value of these warrants at the date of grant using the Black-Scholes option pricing model based on the estimated fair value of the underlying stock, a volatility rate of 100% or 75%, no dividends, a risk-free interest rate ranging from 4.93% to 6.84%, and an expected life of three to ten years which coincides with the maximum exercise periods of the warrants.

Class B Common

In 2001, the Company issued fully vested, nonforfeitable warrants to purchase 1,194,308 shares of Class B common stock at a price of $0.30 per share in connection with recruitment fees. The Company determined the value of the warrants to be $1.1 million. The entire fair value of the warrants was expensed during 2001 as general and administrative expense on the accompanying consolidated income statements. Also, in October 2000, the Company issued fully vested, nonforfeitable warrants to purchase 100,000 shares of Class B common stock at a price of $2.34 per share. The above warrants expire in 2006 and 2005.

Series B Preferred

In 1999, the Company issued fully vested, nonforfeitable warrants to purchase 403,840 shares of Series B convertible preferred stock in connection with an equipment line of credit. The warrants have an exercise price of $0.495. The Company determined the fair value of the warrants to be $157,000. In connection with additional drawdowns on the equipment line of credit during 2000, the Company issued 74,216 and 143,820 warrants to purchase Series B convertible preferred stock with an exercise price of $0.62 and $1.42, respectively. The Company determined the fair value of these warrants to be $28,000 and $269,000. The cost of the warrants was expensed as additional interest expense over the life of the loan arrangement. These warrants remain outstanding and expire in 2005.

Series C Preferred

In June 2000, the Company issued warrants to purchase shares of Series C convertible preferred stock to a customer in connection with a Branding and Promotion Agreement whereby the customer provided advertising to the Company over a two-year period. The warrants had an exercise price of $2.34 per share. The Company determined the fair value of the warrants to be $5.7 million. The entire fair value of the warrants was expensed ratably over the two years of the agreement as sales and marketing expense on the accompanying consolidated income statements. In June 2003, the warrant converted in accordance with its terms into 1,229,944 shares of Series C convertible preferred stock.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

In 2001, the Company issued fully vested, nonforfeitable warrants to purchase 108,260 shares of Series C convertible preferred stock in connection with draw downs on the Company’s equipment lease lines of credit. The warrants have an exercise price of $2.345. The Company determined the fair value of the warrants to be $232,000. The cost of the warrants is being expensed as additional interest expense over the life of the lease arrangement. These warrants expire in 2011.

In 2002, the Company issued fully vested, nonforfeitable warrants to purchase 71,696 shares of Series C convertible preferred stock in connection with draw downs on the Company’s equipment lease lines of credit discussed in Note 7. The warrants have an exercise price of $2.345. The Company determined the fair value of the warrants to be $199,000. The cost of the warrants is being expensed as additional interest expense over the life of the lease arrangement. These warrants expire in 2012.

Series D Preferred

In 2002, the Company issued 7,437,452 redeemable warrants to purchase Series D convertible preferred stock to a customer in connection with a revenue-share agreement (see Note 8 and Note 13).

Note 10.    401(k) Plan

The Company has a 401(k) Savings Plan (the “401(k) Plan”) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, participating employees may elect to contribute up to 15% of their eligible compensation, subject to certain limitations. The Company matches employee contributions up to the lesser of 3.5% of the employee’s salary or $2,200. Employee and Company contributions are fully vested when contributed. The Company contributed approximately $329,000, $663,000 and $1.7 million during 2001, 2002 and 2003, respectively.

Note 11.    Income Taxes

Income from continuing operations before income taxes included income/(loss) from foreign operations of approximately $500,000 and $(6.5) million for 2002 and 2003. Pretax income from foreign operations was immaterial for 2001.

The provision for (benefit from) income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2001	2002	2003
Current:
Federal	$4,260	$74,081	$187,686
State	1,017	19,683	52,336
Foreign	—	1,367	965

Total	5,277	95,131	240,987
Deferred:
Federal	(1,782)	(8,504)	712
State	(412)	(1,368)	(693)
Foreign	—	—	—

Total	(2,194)	(9,872)	19

Provision for income taxes	$3,083	$85,259	$241,006

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

The reconciliation of federal statutory income tax rate to the Company’s effective income tax rate is as follows (in thousands):

	Year Ended December 31,
	2001	2002	2003
Expected provision at federal statutory rate, 35%	$3,524	$64,720	$121,329
State taxes, net of federal benefit	393	11,905	33,568
Stock based compensation expense	4,334	7,572	79,764
Foreign rate differential	—	—	3,249
In-process research and development	—	—	4,066
Valuation allowance (utilized)/provided	(5,558)	(461)	—
Other individually immaterial items	390	1,523	(970)

Provision for income taxes	$3,083	$85,259	$241,006

Deferred Tax Assets

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financing reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	As of December 31,
	2002	2003
Deferred tax assets:
Net operating loss carryforwards	$210	$482
Deferred compensation	4,054	5,661
State taxes	6,216	15,947
Deferred revenue	834	775
Accruals and reserves not currently deductible	4,725	4,684
Tax credits	—	291
Other	42	28

Total deferred tax assets	16,081	27,868
Deferred tax liabilities:
Depreciation	(3,959)	(15,778)
Identified intangibles	—	(8,223)
Other	(56)	(272)

Total deferred tax liabilities	(4,015)	(24,273)

Net deferred tax assets	$12,066	$3,595

The net valuation allowance decreased by approximately $5.6 million and $500,000 during the years ended December 31, 2001 and 2002 respectively.

At December 31, 2003, the Company had federal and state net operating loss carryforwards of approximately $604,000 and $5.3 million, respectively. As of December 31, 2003, the Company had federal credit carryforwards of approximately $291,000. The net operating loss and credit carryforwards will begin to expire in 2006, if not utilized.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Utilization of the net operating loss and credit carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Note 12.    Information about Geographic Areas

The Company’s chief operating decision-makers (i.e., chief executive officer and his direct reports) review financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by geographic region for purposes of allocating resources and evaluating financial performance. There are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. Accordingly, the Company considers itself to be in a single reporting segment and operating unit structure.

Net revenues by geography are based on the billing address of the advertiser. The following table sets forth revenues and long-lived assets by geographic area (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Net revenues:
United States	$71,029	$267,142	$680,334	$130,740	$264,181
International	15,397	80,706	281,540	48,154	125,457

Total net revenues	$86,426	$347,848	$961,874	$178,894	$389,638

	As of December 31,
	2001	2002	2003
Long-lived assets:
United States	$28,217	$55,008	$267,348
International	—	87	43,876

Total long-lived assets	$28,217	$55,095	$311,224

Note 13.    Subsequent Event

Class A and Class B Common Stock

The Company’s certificate of incorporation previously provided that upon an initial public offering meeting certain criteria, the Company’s Class A Senior common stock, which has ten votes per share, would automatically convert into common stock, which has one vote per share. In April 2004, the Company’s Board of Directors authorized, and on June 25, 2004 its stockholders approved, certain amendments to the Company’s certificate of incorporation. Pursuant to these amendments, each share of Class A Senior common stock was reclassified as one share of Class B common stock and each share of common stock was reclassified as one share of Class A common stock. In addition, these amendments changed the conversion rights of the Class A Senior common stock (now Class B common stock) to provide that these shares would no longer automatically convert into shares of common stock (now Class A common stock) upon an initial public offering. Also, shares of Class B common stock may be converted at any time at the option of the stockholder into Class A common stock and automatically convert upon any sale or transfer (subject to certain exceptions set forth in the certificate of incorporation). These amendments have been reflected in the accompanying consolidated financial statements as if they had been made at the inception of the Company. See Note 9.

Google Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)

Note 14.	Events Subsequent to Date of Independent Registered Public Accounting Firm’s Report (unaudited)

Initial Public Offering and 2004 Stock Plan

In April 2004, the Company’s board of directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s Class A common stock. In April 2004, the Company’s board of directors adopted, and on June 25, 2004, its stockholders approved, the 2004 Stock Plan. The 2004 Stock Plan provides for the grant of incentive stock options to the Company’s employees and nonstatutory stock options, restricted stock, stock appreciation rights, performance units, performance shares, restricted stock units and other stock based awards to the Company’s employees, directors, and consultants. No awards have yet been issued pursuant to the 2004 Stock Plan.

Rescission Offer

Shares issued and options granted under the Company’s 1998 Stock Plan and its 2003 Stock Plan were not exempt from registration or qualification under federal and state securities laws and the Company did not obtain the required registrations or qualifications. Shares issued and options granted under the Company’s 2003 Stock Plan (No. 2) and its 2003 Stock Plan (No. 3) were not exempt from registration or qualification under federal securities laws and the Company did not obtain the required registrations or qualifications. As a result, the Company intends to make a rescission offer to the holders of these shares and options beginning approximately 30 days after the effective date of this registration statement. If this rescission is accepted, the Company could be required to make aggregate payments to the holders of these shares and options of up to $39.9 million, which includes statutory interest, based on shares and options outstanding as of May 31, 2004. Federal securities laws do not expressly provide that a rescission offer will terminate a purchaser’s right to rescind a sale of stock that was not registered as required. If any or all of the offerees reject the rescission offer, the Company may continue to be liable for this amount under federal and state securities laws. As management believes there is only a remote likelihood the rescission offer will be accepted by any of the Company’s option holders and stockholders in an amount that would result in a material expenditure by the Company, no liability has been recorded. Management does not believe that this rescission offer will have a material effect on the Company’s results of operations, cash flows or financial position.

Note Receivable from Stockholder/Officer

In April 2004, the Company’s Chief Executive Officer fully repaid the principal and accrued interest due under a full recourse promissory note. See Note 9.

Redeemable Convertible Preferred Stock Warrant

In May 2004, the redeemable convertible preferred stock warrant was fully exercised by the holder through a cash payment of $21.6 million. See Note 8.

Applied Semantics, Inc.

Year ended December 31, 2002

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Applied Semantics, Inc.

We have audited the accompanying balance sheet of Applied Semantics, Inc. as of December 31, 2002 and the related statements of operations, redeemable convertible preferred stock and net capital deficiency, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Applied Semantics, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/S/    ERNST & YOUNG LLP

San Francisco, California

June 20, 2003

Applied Semantics, Inc.

BALANCE SHEET

(In thousands, except per share data)

December 31, 2002
Assets
Current assets:
Cash and cash equivalents	$1,953
Accounts receivable, net of allowance of $11	3,659
Prepaid expenses and other current assets	74

Total current assets	5,686
Property and equipment, net	526
Other assets	6

Total assets	$6,218

Liabilities, redeemable convertible preferred stock, and net capital deficiency
Current liabilities:
Accounts payable	$36
Accrued revenue share	2,278
Accrued commissions	196
Other accrued expenses	145
Deferred revenue	246
Income taxes payable	25
Current portion of equipment leases	28

Total current liabilities	2,954
Noncurrent portion of equipment leases	60
Commitments
Series B redeemable convertible preferred stock, par value $0.001 (liquidation preference of $5,453); 2,536 shares authorized; 1,976 issued and outstanding	5,394
Net capital deficiency:
Undesignated preferred stock, par value $0.001; 6,504 authorized; none outstanding
Series A-1 convertible preferred stock, par value $0.001; 500 shares authorized, issued, and outstanding (liquidation preference of $500)	500
Series A-2 convertible preferred stock, par value $0.001; 100 shares authorized, issued, and outstanding (liquidation preference of $125)	125
Series A-3 convertible preferred stock, par value $0.001; 360 shares authorized; 205 issued, and outstanding (liquidation preference of $410)	410
Common stock, par value $0.001; 40,000 shares authorized; 10,202 shares issued and outstanding	2,936
Deferred stock-based compensation	(413)
Accumulated deficit	(5,748)

Total net capital deficiency	(2,190)

Total liabilities, redeemable convertible preferred stock, and net capital deficiency	$6,218

See accompanying notes.

Applied Semantics, Inc.

STATEMENT OF OPERATIONS

(In thousands)

Year ended December 31, 2002
Net revenues	$6,187
Costs and expenses:
Cost of revenues	566
Research and development expenses	1,711
Selling and marketing expense	1,483
General and administrative expenses(1)	2,361

Total costs and expenses	6,121

Income from operations	66
Interest income	8
Interest expense and other	(5)

Income before income taxes	69
Provision for income taxes	25

Net income	$44

(1)	Includes stock-based compensation expense of $1,029 consisting of amortization of deferred stock-based compensation and the fair value of options and warrants issued to nonemployees for services rendered.

See accompanying notes.

Applied Semantics, Inc.

STATEMENT OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND NET CAPITAL DEFICIENCY

(In thousands)

	Redeemable Convertible Preferred Stock Series B		Convertible Preferred Stock
			Series A-1		Series A-2		Series A-3		Common Stock		Deferred Stock-Based Compensation	Accumulated Deficit	Net Capital Deficiency
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2001	1,976	$5,394	500	$500	100	$125	205	$410	10,202	$2,450	$(956)	$(5,792)	$(3,263)
Fair value of options granted to nonemployees	—	—	—	—	—	—	—	—	—	26	—	—	26
Deferred stock-based compensation	—	—	—	—	—	—	—	—	—	460	(460)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	—	—	1,003	—	1,003
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	—	—	44	44

Balance at December 31, 2002	1,976	$5,394	500	$500	100	$125	205	$410	10,202	$2,936	$(413)	$(5,748)	$(2,190)

See accompanying notes.

Applied Semantics, Inc.

STATEMENT OF CASH FLOWS

(In thousands)

Year ended December 31, 2002
Operating activities
Net income	$44
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	496
Loss on disposal of property and equipment	5
Stock-based compensation	1,029
Changes in assets and liabilities:
Accounts receivable	(2,694)
Prepaid expenses and other current assets	(21)
Accounts payable	12
Accrued revenue share	1,929
Other accrued expenses	224
Deferred revenue	209
Income taxes payable	25

Net cash provided by operating activities	1,258

Investing activities
Purchases of property and equipment	(151)
Decrease in other assets	37

Net cash used in investing activities	(114)

Financing activities
Payments of principal on equipment leases	(22)

Net cash used in financing activities	(22)

Net increase in cash and cash equivalents	1,122
Cash and cash equivalents at beginning of year	831

Cash and cash equivalents at end of year	$1,953

Supplemental disclosures of cash flow information
Property and equipment acquired under capital leases	$108

Cash paid for interest	$2

See accompanying notes.

Applied Semantics, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

1.    Summary of the Company and Significant Accounting Policies

Nature of Operations

Applied Semantics, Inc. (the “Company”), a California corporation, formerly known as Oingo, Inc., is a developer and provider of software technology solutions that enable businesses, their customers, and their employees to create value by better organizing, managing, and retrieving unstructured information in enterprise, Web-enabled, and e-commerce environments. The Company’s solutions are based on its CIRCA Technology, which understands, organizes, and extracts knowledge from unstructured content in a way that mimics human thought and language, allowing for more effective information retrieval. Focusing on specific markets, the Company has introduced products through each of its business units: Naming Solutions (DomainAppraise, DomainPark, DomainSense, Error Page Assistant) and Enterprise Solutions (Auto-Categorizer, Metadata Creator, and Page Summarizer).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from these estimates.

Revenue Recognition

The Company primarily derives its revenue from revenue share agreements for application services. These are three-way revenue share arrangements wherein the Company receives advertising content from one of its content providers, and then subsequently distributes that content to a third party’s (“Partner”) Web sites. Revenue is generated when end users click-through to the content providers’ advertisements listed on the Partner’s Web sites. The revenues earned by the Company from its customers under these types of arrangements are reported net of the payment due to partners. The Company’s gross revenues and cost of revenues would have been $6.4 million higher for the year ended December 31, 2002, if these transactions had been accounted for on a gross basis. Amounts due to partners under these revenue share arrangements are reported as accrued revenue share in the accompanying balance sheet. The Company also has revenue from licensing agreements. Revenues from the licensing agreements are recognized on a straight-line basis over the term of the related contracts. These amounts, however, have not been a significant revenue stream to date. Any set-up and support fees are also recognized on a straight-line basis over the service period.

Deferred revenue is recorded when payments are received in advance of the Company’s performance in the underlying agreement.

Cost of Revenues

Cost of revenues consists primarily of the expenses associated with the operation of the Company’s server networks, including depreciation of hardware, amortization of capitalized computer software for internal use, datacenter expenses, and royalties related to a patent license agreement.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments having an original maturity of three months or less.

Applied Semantics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2002

Certain Risks and Concentrations

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high-credit quality financial institutions and has not experienced losses with respect to these items. Cash equivalents consist of cash on deposit with a bank and money market deposits. As of December 31, 2002, two customers represented approximately 64% and 19% of accounts receivable. For the year ended December 31, 2002, two customers represented approximately 53% and 16% of total revenues. The Company regularly evaluates its customers’ ability to satisfy credit obligations and maintains an allowance for potential credit losses, when deemed necessary. Credit and losses incurred to date have not been significant.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Equipment under capital leases is amortized over the shorter of the estimated useful life or the related lease term.

Long-Lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value because of their short maturities. The carrying amounts of the Company’s equipment leases approximate fair value of these obligations based upon management’s best estimates of interest rates that would be available for similar debt obligations at December 31, 2002.

Income Taxes

The Company recognizes income taxes under the liability method. Deferred income taxes are recognized for differences between the financial statements and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. In addition, valuation allowances are established when necessary to reduce deferred taxes to the amounts expected to be realized.

Stock-Based Compensation

As permitted by the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“FAS 123”), as amended, the Company accounts for employee stock-based compensation using the intrinsic-value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Under APB 25, when the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. Deferred

Applied Semantics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2002

compensation for options granted to employees is determined as the difference between the deemed fair value of the Company’s stock on the date options were granted and the exercise price.

Pro forma information regarding net income (loss) has been determined as if the Company had accounted for its employee stock options under the fair-value method prescribed by FAS 123. The resulting effect on pro forma net income (loss) disclosed is not likely to be representative of the effects of income (loss) on a pro forma basis in future years due to additional grants and vesting in subsequent years.

Had compensation cost for options granted under the Company’s option plan been determined based on the fair value at the grant dates for the awards under a method prescribed by FAS 123, the Company’s net income (loss) would have been adjusted to the pro forma amounts below (in thousands):

Year ended December 31, 2002
Net income, as reported	$44
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	1,003
Deduct: Total stock-based employee compensation expense under the fair-value-based method for all rewards, net of related tax effects	(1,120)

Net income (loss), pro forma	$(73)

The fair value of each option granted was estimated on the date of grant using the minimum-value method with the following weighted-average assumptions:

Year ended December 31, 2002
Risk-free interest rate	4.65%
Expected life (in years)	5
Dividend yield	—

The weighted-average deemed fair market value of an option granted during 2002 was $0.36.

The Company accounts for stock awards issued to nonemployees in accordance with the provisions of FAS 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”). Under FAS 123 and EITF 96-18, stock awards to nonemployees are accounted for at their fair value using the Black-Scholes method. The fair value of options granted to nonemployees is periodically remeasured as the underlying options vest.

Advertising Expenses

The Company expenses advertising costs in the period in which they are incurred. For the year ended December 31, 2002, advertising expenses totaled approximately $5,000.

Comprehensive Income

Comprehensive income generally represents all changes in net capital deficiency except those resulting from investments or contributions by shareholders. To date, the Company’s comprehensive income has equaled its net income.

Applied Semantics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2002

Reclassifications

Certain prior-period amounts have been reclassified to conform to the current-period presentation.

Recent Accounting Pronouncements

In November 2002, the EITF reached a consensus on Issue 00-21, Accounting for Multiple Element Revenue Arrangements, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a stand-alone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Company is evaluating the impact of this consensus on its financial position and operating results.

In November 2002, the FASB issued Interpretation No. 45 (or “FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The disclosure requirements are effective for interim periods or fiscal years ending after December 15, 2002, and have been adopted. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company is evaluating the impact of this interpretation on the Company’s financial position and operating results.

In December 2002, the FASB issued FAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“FAS 148”). This statement amends FAS 123 to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. While FAS 148 does not amend FAS 123 to require companies to account for employee stock options using the fair-value method, the disclosure provisions of FAS 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair-value method of FAS 123 or the intrinsic-value method of APB 25. Since the Company accounts for stock-based compensation under APB 25 and has no current plans to switch to FAS 123, the impact of FAS 148 will be limited to the reporting of the effects on net income (loss) if the Company accounted for stock-based compensation under FAS 123. FAS 148 is effective for fiscal years ending after December 15, 2002, and the disclosure provisions have been reflected in these financial statements.

2.    Commitments

Operating Lease

The Company leases its office space under an operating lease that expired in January 2003. Rent expense under this operating lease amounted to approximately $157,000 during 2002 and was recognized on a straight-line basis over the term of the lease. The Company entered into another operating lease for a new facility in December 2002 that began in February 2003 and expires in May 2006.

Applied Semantics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2002

Capitalized Leases

The Company leases certain equipment, which is accounted for as capital leases. The gross assets under capital lease at December 31, 2002, were $114,000, with accumulated depreciation of $21,000. The Company has recorded $12,000 of depreciation expense for leased assets during 2002, which is included in the accompanying statement of operations.

Future minimum lease payments as of December 31, 2002, under capital and noncancelable operating leases are as follows (in thousands):

	Capital Leases	Operating Lease
2003	$38	$256
2004	43	281
2005	26	286
2006	—	121

Total minimum payments required	107	$944

Less amounts representing interest	19

Minimum future payments of principal	88
Current portion	28

Noncurrent portion	$60

3.    Property and Equipment

Property and equipment consist of the following (in thousands):

December 31, 2002
Computers and equipment	$1,049
Computer software for internal use	567
Furniture and fixtures	24
Leasehold improvements	15

1,655
Accumulated depreciation and amortization	(1,129)

Property and equipment, net	$526

4.    Redeemable Convertible Preferred Stock

In August 2000, the Company issued 1,976,756 shares of Series B redeemable convertible preferred stock (the “Series B shares”) for $2.76 per share and net proceeds of approximately $5.4 million. The declaration of dividends rests in the sole discretion of the Company’s Board of Directors. The right to dividends is not cumulative. Each Series B share has a liquidation preference of $2.76 per share. Each Series B share may be converted at any time, at the holder’s option, into a share of common stock at a conversion price of $2.76 per share. Such shares shall automatically convert into common stock immediately prior to the closing of an underwritten public offering, as defined. The holders of the Series B shares are entitled to vote on all matters and

Applied Semantics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2002

are entitled to the number of votes equal to the number of full common shares into which such holders’ series of preferred shares could be converted. The Series B shares are redeemable at the option of at least 20% of the holders if a qualified initial public offering, as defined, has not occurred five years subsequent to the Series B purchase date. Each Series B share is redeemable at a redemption price equal to the original Series B issue price plus any declared and unpaid dividends.

5.    Net Capital Deficiency

Convertible Preferred Stock

In May 2000, the Company issued 500,000, 100,000, and 205,000 shares of Series A-l, A-2, and A-3 convertible preferred stock, respectively (collectively, the “Series A shares”) in exchange for 1,610,000 shares of common stock representing a 1-for-2 ratio. The value of each Series A share is equal to the price originally paid for the share of common stock for which it was exchanged. The price per share was $1.00, $1.25, and $2.00 for a Series A-l, A-2, and A-3 share, respectively. The declaration of dividends rests in the sole discretion of the Company’s Board of Directors, and the right to dividends is not cumulative. Each Series A share has a liquidation preference equal to the original issue price per share, as defined above, plus any declared and unpaid dividends. Each Series A share may be converted at any time, at the holder’s option, into a share of common stock at a conversion price equal to the original issue price of the Series A share. Such shares shall automatically convert into common stock immediately prior to the closing of a firm commitment underwritten public offering, as defined. The holders of the Series A shares are entitled to vote on all matters and are entitled to the number of votes equal to the number of full common shares into which such holders’ Series of preferred shares could be converted.

Founders Stock

Concurrent with the issuance of the Series B shares, the Company entered into Stock Restriction Agreements with the two founders of the Company. Pursuant to the terms of these agreements, all 10,200,000 common shares owned by the founders of the Company became restricted and subject to a right of repurchase by the Company at a per share amount equal to the original per share issuance price applicable to each share being repurchased. Such right of repurchase shall be exercisable only during the 60-day period following the date of the shareholder’s termination. This right of repurchase shall lapse, with respect to the shares, over 48 equal monthly installments measured from January 1, 1999. The Company’s management determined that at December 31, 2000, the Stock Restriction Agreements were compensatory. As of the date of execution of the Stock Restriction Agreements, 6,162,500 shares of common stock with a value of $2.3 million were subject to repurchase upon termination of the shareholders. Accordingly, the Company recorded deferred stock compensation in this amount, which was amortized to stock compensation expense, as the repurchase right lapses. Amortization for the year ended December 31, 2002, resulted in stock compensation charges of $956,000. As of December 31, 2002, no shares were subject to the restriction.

Additionally, on August 7, 2000, the Company and the purchasers of the Series B shares (the “Investors”) entered into Right of First Refusal and Co-sale Agreements (the “Agreements”) with the two founders of the Company. The Agreements state that should the founders propose to sell to a third party any shares held by them, the Company will have the first right to purchase such shares at the price and on the terms offered by the third party. If the Company does not exercise such right within the specified period of time, then the Investors will have the right to purchase all or a portion of such shares at the same price and terms offered by the third party. Should neither the Company nor the Investors purchase all the shares through their right of first refusal, then each Investor shall have the right to participate in the proposed sale (the “Co-Sale”). The Investor may sell up to

Applied Semantics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2002

that number of common and/or preferred shares equal to the product of the number of shares under the Co-Sale agreement and the Investor’s proportionate share of equity holdings. The rights under these Agreements expire on the earlier to occur of (i) the point in time at which the Investor no longer owns shares of the Company, (ii) the closing of a public offering, as defined, (iii) a sale of a majority of the Company shares, as defined, or (iv) 15 years.

1999 Stock Plan

Under the Company’s 1999 Stock Option/Stock Issuance Plan (the “1999 Stock Plan”), incentive stock options and nonqualified options, as well as other stock-based awards, may be granted to employees, directors, and consultants. All awards have a maximum term of 10 years. Options are granted at exercise prices that approximated the fair value of the common stock and generally vest over four years or as specifically defined by the stock option agreement. All options granted through December 31, 2002, are immediately exercisable into restricted shares of common stock. Any shares issued upon the exercise of options are subject to a right of repurchase by the Company at the original exercise price, which right generally lapses over a four-year period. As of December 31, 2002, none of the options granted, subject to this repurchase right, had been exercised.

The following table summarizes the activity under the Company’s 1999 Stock Plan (shares in thousands):

		Options Outstanding
	Shares Available for Grant
		Number of Shares	Weighted-Average Exercise Price
Balance at December 31, 2001	3,180	2,820	$0.25
Options granted	(1,423)	1,423	$0.38
Options canceled	597	(597)	$0.35

Balance at December 31, 2002	2,354	3,646	$0.28

The following table summarizes additional information regarding outstanding and exercisable options as of December 31, 2002 (shares in thousands):

Options Outstanding and Exercisable
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life
		(In years)
$0.15	1,706	7.44
$0.38	1,940	9.08

	3,646	8.83

Stock-Based Compensation

In 2002, the Company recorded deferred stock-based compensation cost totaling $460,000 in connection with stock option grants to employees. These amounts are being amortized over the vesting period of the related options using the straight-line vesting method. The amount represents the difference between the exercise price and the deemed fair value of the Company’s common stock on the date the stock options were granted. Amortization of deferred stock-based compensation totaled $47,000 during 2002.

Applied Semantics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2002

Options Granted to Nonemployees

The Company has granted options to nonemployees in exchange for services. These options have a vesting period of 36 months. The Company granted options under the 1999 Stock Plan to nonemployees to purchase 60,000 shares of common stock in 2001. No options were granted to nonemployees during 2002. The Company determined the value of the options granted to nonemployees using the Black-Scholes option pricing model using the following assumptions: 131% volatility, no dividends, risk-free interest rate of 3.83%, and an expected life of 10 years. For the year ended December 31, 2002, the Company recognized approximately $26,000 of stock-based compensation expense related to the fair value of options granted to nonemployees.

Warrants

In January 2001, the Company issued fully vested nonforfeitable warrants to purchase 36,142 shares of common stock at a purchase price of $0.38 per share in connection with recruitment fees. The Company determined the value of the warrants at the date of grant using the Black-Scholes option pricing model to be approximately $11,000 using the following assumptions: 119% volatility, 0% dividend yield, risk-free interest rate of 4.88%, and a contractual life of five years. The entire fair value of the warrants was expensed as stock-based compensation within general and administrative expenses during 2001, as it related to past services rendered. As of December 31, 2002, the warrants remain outstanding and unexercised.

In 2000, in conjunction with a convertible financing arrangement, the Company issued fully vested nonforfeitable warrants to purchase 12,655 shares of Series A-3 convertible preferred stock at a purchase price of $2.00 per share. These warrants, with a contractual life of three years, remain outstanding and unexercised at December 31, 2002. The Company determined the value of the warrants using the Black-Scholes option pricing model to be approximately $18,000 using the following assumptions: 116% volatility, no dividends, risk-free interest rate of 5.13%, and an expected life of three years.

Reserved Shares

Common stock reserved for future issuance was as follows at December 31, 2002 (in thousands):

Warrants	49
1999 Stock Plan	6,000
Conversion of preferred stock	2,781

Total common stock reserved for future issuance	8,830

6.    401(k) Plan

The Company has a 401(k) Savings Plan (the “401(k) Plan”) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, participating employees may elect to contribute up to 15% of their eligible compensation, subject to certain limitations. The Company did not make any contributions for 2002.

Applied Semantics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2002

7.    Income Taxes

The provision for income taxes consisted of the following (in thousands):

Year ended December 31, 2002
Current:
Federal	$—
State	25

Total	25
Deferred:
Federal	—
State	—

Total	—

Provision for income taxes	$25

The reconciliation of the federal statutory income tax rate to the Company’s effective income tax rate is as follows (in thousands):

Year ended December 31, 2002
Expected provision at federal statutory rate	$24
State taxes, net of federal benefit	25
Stock-based compensation expense	325
Valuation allowance	(351)
Other individually immaterial items	2

Provision for income taxes	$25

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

December 31, 2002
Deferred tax assets:
Net operating loss carryforwards	$1,277
Research and development credit carryforwards	83
Deferred compensation	37
State taxes	9
Accruals and reserves not currently deductible	30
Depreciation	14

Total deferred tax assets	1,450
Valuation allowance	(1,450)

Net deferred tax assets	$—

Applied Semantics, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2002

The net valuation allowance decreased by approximately $503,000 during the year ended December 31, 2002.

As of December 31, 2002, the Company had federal and state net operating loss carryforwards of approximately $3.0 million and $4.1 million, respectively. The Company also had federal research and development credit carryforwards of approximately $83,000. The net operating loss and credit carryforwards will begin to expire in 2020 if not utilized.

Utilization of the net operating loss carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

8.    Subsequent Event

In April 2003, all of the outstanding shares of the Company were purchased by Google Inc. (“Google”). The Company was acquired for approximately 1.2 million shares of Google common stock and $41.5 million in cash.

Applied Semantics Inc.

INDEX TO CONDENSED FINANCIAL STATEMENTS

Three Months ended March 31, 2003 (Unaudited)

Applied Semantics, Inc.

BALANCE SHEET

(In thousands, except per share data)

As of March 31, 2003
(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,861
Accounts receivable, net of allowance of $11	2,933
Prepaid expenses and other current assets	72

Total current assets	4,866

Property and equipment, net	517
Other assets	23

Total assets	$5,406

Liabilities, redeemable convertible preferred stock, and net capital deficiency
Current liabilities:
Accounts payable	$804
Accrued revenue share	82
Accrued commissions	107
Other accrued expenses	206
Deferred revenue	178
Income taxes payable	157
Current portion of equipment leases	34

Total current liabilities	1,568

Noncurrent portion of equipment leases	92

Commitments

Series B redeemable convertible preferred stock, par value $0.001 (liquidation preference of $5,453); 2,536 shares authorized; 1,976 issued and outstanding	5,394

Net capital deficiency:
Undesignated preferred stock, par value $0.001; 6,504 authorized; none outstanding
Series A-1 convertible preferred stock, par value $0.001; 500 shares authorized, issued, and outstanding (liquidation preference of $500)	500
Series A-2 convertible preferred stock, par value $0.001; 100 shares authorized, issued, and outstanding (liquidation preference of $125)	125
Series A-3 convertible preferred stock, par value $0.001; 360 shares authorized; 205 issued, and outstanding (liquidation preference of $410)	410
Common stock, par value $0.001; 40,000 shares authorized; 10,202 shares issued and outstanding	2,945
Deferred stock-based compensation	(384)
Accumulated deficit	(5,244)

Total net capital deficiency	(1,648)

Total liabilities, redeemable convertible preferred stock, and net capital deficiency	$5,406

See accompanying notes.

Applied Semantics, Inc.

STATEMENTS OF OPERATIONS

(In thousands)

	Three months ended
	March 31, 2002	March 31, 2003
	(unaudited)
Net revenues	$818	$2,228

Costs and expenses:
Cost of revenues	130	180
Research and development expenses	423	419
Selling and marketing expense	300	426
General and administrative expenses(1)	454	533

Total costs and expenses	1,307	1,558

Income (loss) from operations	(489)	670

Interest income	2	3
Interest expense and other	—	(12)

Income (loss) before income taxes	(487)	661
Provision for income taxes	—	157

Net income (loss)	$(487)	$504

(1)	Includes stock-based compensation expense of $239 and $29, consisting of amortization of deferred stock-based compensation and the fair value of options and warrants issued to nonemployees for services rendered.

See accompanying notes.

Applied Semantics, Inc.

STATEMENTS OF CASH FLOWS

(In thousands)

	Three months ended
	March 31, 2002	March 31, 2003
	(unaudited)
Operating Activities
Net income (loss)	$(487)	$504
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	120	129
Loss on disposal of property and equipment		12
Stock-based compensation	239	29
Changes in assets and liabilities:
Accounts receivable	(292)	726
Prepaid expenses and other current assets	(5)	2
Accounts payable	(221)	768
Accrued revenue share	199	(2,196)
Other accrued expenses	11	(27)
Deferred revenue	159	(68)
Income taxes payable	—	132

Net cash provided by (used in) operating activities	(277)	11

Investing activities
Purchases of property and equipment	(46)	(132)
Decrease in other assets	—	(17)

Net cash used in investing activities	(46)	(149)

Financing activities
Payments of principal on equipment leases	(1)	(9)
Financing of equipment under capital lease	23	47
Proceeds from exercises of stock options	—	9

Net cash provided by financing activities	22	47

Net decrease in cash and cash equivalents	(301)	(91)
Cash and cash equivalents at beginning of period	832	1,953

Cash and cash equivalents at end of period	$531	$1,861

See accompanying notes.

Applied Semantics, Inc.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1.    The Company and Basis of Presentation

Applied Semantics, Inc. (the “Company”), a California corporation, formerly known as Oingo, Inc., is a developer and provider of software technology solutions that enable businesses, their customers, and their employees to create value by better organizing, managing, and retrieving unstructured information in enterprise, Web-enabled, and e-commerce environments. The Company’s solutions are based on its CIRCA Technology, which understands, organizes, and extracts knowledge from unstructured content in a way that mimics human thought and language, allowing for more effective information retrieval. Focusing on specific markets, the Company has introduced products through each of its business units: Naming Solutions (DomainAppraise, DomainPark, DomainSense, Error Page Assistant) and Enterprise Solutions (Auto-Categorizer, Metadata Creator, and Page Summarizer).

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from these estimates.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The results of operations for such periods are not necessarily indicative of the results expected for the full fiscal year or for any future period. These financial statements should be read in conjunction with our audited financial statements and notes for the year ended December 31, 2002.

NOTE 2.    Commitments

Operating Leases

The Company leases its office lease under an operating lease that expired in January 2003. The Company entered into another operating lease for a new facility in December 2002 that began in February 2003 and expires in May 2006.

Capital Leases

The Company leases certain equipment, which is accounted for as capital leases. The company entered into a capital lease in the current period. The gross assets under lease at March 31, 2003, were $159,000, with accumulated depreciation of $29,000. The Company has recorded $9,000 of depreciation expense for leased assets during the first quarter 2003, which is included in the accompanying statement of operations.

NOTE 3.    Subsequent Events

In April 2003, all of the outstanding shares of the Company were purchased by Google Inc. The Company was acquired for 1,191,497 shares of Google common stock and $41.5 million in cash.

In connection with the acquisition, the vesting of stock options for certain employees of the Company was accelerated by Google. The stock-based compensation charge related to the acceleration of vesting was included in the total purchase price of the Company by Google.

Applied Semantics, Inc.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED

STATEMENT OF INCOME

The following unaudited pro forma combined condensed consolidated statement of income has been prepared to give effect to the acquisition of Applied Semantics, Inc. (ASI) by Google Inc. (Google) using the purchase method of accounting, and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined condensed consolidated statement of income. This unaudited pro forma statement of income was prepared as if the acquisition had been completed at January 1, 2003 by combining the respective historical statements of income for both Google and ASI.

The unaudited pro forma combined condensed consolidated statement of income is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had the acquisition occurred on January 1, 2003, nor are they necessarily indicative of future results of operations. The pro forma combined condensed consolidated statement of income includes pro forma adjustments. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The acquisition was accounted for under the purchase method of accounting. The allocation of the purchase price was based upon the estimated fair value of the acquired assets and liabilities in accordance with Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations.

Applied Semantics, Inc.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED

STATEMENT OF INCOME

	Year Ended December 31, 2003 (in thousands, except per share amounts)
	Google	ASI(1)	Pro forma Adjustments		Pro forma Combined
Net revenues	$961,874	$2,819	$—		$964,693
Costs and expenses:
Cost of revenues	121,794	227	1,722	(b)	123,743
Research and development	91,228	526			91,754
Sales and marketing	120,328	577	628	(b)	121,533
General and administrative	56,699	1,065			57,764
Stock-based compensation(2)	229,361	29	203	(b)	229,593

Total costs and expenses	619,410	2,424	2,553		624,387

Income from operations	342,464	395	(2,553)		340,306
Interest income, expense and other, net	4,190	(9)	(141)	(a)	4,040

Income before income taxes	346,654	386	(2,694)		344,346
Provision for income taxes	241,006	154	(1,886)	(c)	239,274

Net income	$105,648	$232	$(808)		$105,071

Income per share—basic	$0.77				$0.76
Income per share—diluted	$0.41				$0.41
Shares used in per share calculation—basic	137,697				138,153
Shares used in per share calculation—diluted	256,638				257,225

(1)    The ASI statement of income data is for the period from January 1, 2003 through April 23, 2003, the date of the acquisition.

(2)    Stock-based compensation, consisting of amortization of deferred stock-based compensation and the fair value of options and warrants issued to non-employees for services rendered, is allocated as follows:

	Google	ASI	Pro forma Adjustments		Pro forma Combined
Cost of revenues	$8,557	$—	$16		$8,573
Research and development	138,378	—	23		138,401
Sales and marketing	44,607	—	104		44,711
General and administrative	37,819	29	60		37,908

	$229,361	$29	$203		$229,593

Pro Forma Adjustments

a)	To reflect decrease in interest income resulting from cash payment of $41.5 million for the acquisition.

b)	To eliminate the amortization of ASI historical deferred compensation and reflect amortization of the amortizable intangible assets and deferred compensation resulting from the acquisition. The weighted average life of amortizable intangible assets approximates 3 years and the remaining vesting period of unvested employee stock options ranges from three to 47 months.

c)	To adjust the provision for taxes to reflect the impact of ASI’s net income and the pro forma adjustments. The pro forma adjustment for income taxes was determined based upon the effective tax rate.

Applied Semantics, Inc.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED

STATEMENT OF INCOME

1.    Basis of Pro Forma Presentation

The unaudited pro forma combined condensed statement of income of Google and ASI for the year ended December 31, 2003 is presented as if the transaction had been consummated on January 1, 2003. The unaudited pro forma combined condensed statement of income for the twelve months ended December 31, 2003 combines the results of operations of Google and ASI for the fiscal year ended December 31, 2003.

The total purchase price was $102.4 million. The fair value of Google stock options to be issued was determined using the Black-Scholes option-pricing model. For the unvested options assumed, the intrinsic value was recorded as unearned stock-based compensation and will be amortized as compensation expense on an accelerated basis over the related vesting periods of one to forty-seven months contingent upon each stockholder’s continued employment with the Company. The total purchase price of the ASI acquisition is as follows (in thousands):

Cash consideration (including $350K of merger related costs)	$41,451
Fair value of Google common stock issued	47,383
Fair value of options issued to purchase Google common stock	13,603

Aggregate purchase price	$102,437

The total purchase price is allocated to ASI’s net tangible and intangible assets based upon their estimated fair value at the merger date. The purchase price allocation is as follows (in thousands):

Goodwill	$84,192
Identified intangible assets	20,700
Deferred stock-based compensation	1,933
Net tangible assets	3,612
Deferred tax liabilities	(8,000)

Aggregate purchase price	$102,437

$84.2 million has been allocated to Goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Asset”, goodwill will not be amortized and will be tested for impairment at least annually.

Identified intangible assets acquired were valued using assistance from an appraiser. Identified intangible assets are comprised of the following (in thousands):

	Fair Value	Estimated Useful Life
Developed Technology	$16,600	3 years
Customer contracts	$3,700	2 years
Trademark	$200	3 years
Non-compete agreement	$200	2 years

2.    Pro Forma Combined Net Income Per Share

Shares used to calculate unaudited pro forma net income per basic share were adjusted to reflect 1,825,226 shares issued in exchange for the outstanding ASI shares to Google’s weighted average shares outstanding. Shares used to calculate unaudited pro forma net income per diluted share were adjusted to reflect 1,825,226 shares and 493,959 options (using the treasury stock method) issued as part of the acquisition.

Item 14.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable

Item 15.	Financial Statements and Exhibits

(a)	Financial Statements

See Item 13 above.

(b)	Exhibits

Unless otherwise noted, the following exhibits are incorporated herein by reference from the Registration Statement:

Exhibit Number	Exhibit Title

2.01	Merger Agreement and Plan of Reorganization by and among Google Technology Inc., Bermuda Acquisition Inc., Applied Semantics Inc. and other parties signatory hereto dated as of April 18, 2003

3.01	Amended and Restated Certificate of Incorporation of Registrant as filed August 27, 2003

3.01.1†	Second Amended and Restated Certificate of Incorporation of Registrant

3.02	Bylaws of Registrant

4.01	Third Amended and Restated Investor Rights Agreement dated May 31, 2002

10.01	Form of Indemnification Agreement entered into between Registrant, its affiliates and its directors and officers

10.02	1998 Stock Plan, as amended, and form of stock option agreement

10.03	1999 Stock Option/Stock Incentive Plan, as amended, and form of stock option agreement

10.04	2000 Stock Plan, as amended, and form of stock option agreement

10.05	2003 Stock Plan, as amended, and form of stock option agreement

10.06	2003 Stock Plan (No. 2) and form of stock option agreement

10.07	2003 Stock Plan (No. 3) and form of stock option agreement

10.08	2004 Stock Plan

10.09	Google Technology Sublease Agreement dated July 9, 2003 by and between Silicon Graphics, Inc. and Registrant

10.09.1	Amendment No. 1 to Sublease dated November 18, 2003 by and between Silicon Graphics, Inc. and Registrant

10.09.2	Amendment No. 2 to Sublease dated December 17, 2003 by and between Silicon Graphics, Inc. and Registrant

10.09.3	Landlord-Subtenant Agreement dated July 9, 2003 by and among WXIII/Amphitheatre Realty, L.L.C., Silicon Graphics, Inc. and Registrant

10.09.4	Second Amendment to Commercial Lease dated July 9, 2003 by and among WXIII/Amphitheatre Realty, L.L.C., Silicon Graphics, Inc. and Registrant

10.09.5	Amendment to Commercial Lease dated April 19, 2001 by and among the Goldman Sachs Group, Inc., Silicon Graphics, Inc. and Silicon Graphics Real Estate, Inc.

10.09.6	Lease between the Goldman Sachs Group, Inc. and Silicon Graphics, Inc. dated December 29, 2000

10.09.7	Nondisturbance and Attornment Agreement between Registrant and WXIII/Amphitheatre Realty, L.L.C.

Exhibit Number	Exhibit Title

10.10*	Amended and Restated License Agreement dated October 13, 2003 by and between The Board of Trustees of the Leland Stanford Junior University and Registrant

10.11	Employment Agreement dated March 14, 2001 by and between Eric Schmidt and Registrant

21.01	List of subsidiaries of Registrant

99.01†	Amendment No. 2 to Registration Statement on Form S-1/A

†	Filed herewith.
*	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the exhibit filed with the Registration Statement and submitted separately to the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

GOOGLE INC.

By:	/s/ ERIC E. SCHMIDT
Eric E. Schmidt Chairman of the Executive Committee and Chief Executive Officer

Dated: July 6, 2004

EXHIBIT INDEX

Unless otherwise noted, the following exhibits are incorporated herein by reference from the Registration Statement:

Exhibit Number	Exhibit Title

2.01	Merger Agreement and Plan of Reorganization by and among Google Technology Inc., Bermuda Acquisition Inc., Applied Semantics Inc. and other parties signatory hereto dated as of April 18, 2003

3.01	Amended and Restated Certificate of Incorporation of Registrant as filed August 27, 2003

3.01.1†	Second Amended and Restated Certificate of Incorporation of Registrant

3.02	Bylaws of Registrant

4.01	Third Amended and Restated Investor Rights Agreement dated May 31, 2002

10.01	Form of Indemnification Agreement entered into between Registrant, its affiliates and its directors and officers

10.02	1998 Stock Plan, as amended, and form of stock option agreement

10.03	1999 Stock Option/Stock Incentive Plan, as amended, and form of stock option agreement

10.04	2000 Stock Plan, as amended, and form of stock option agreement

10.05	2003 Stock Plan, as amended, and form of stock option agreement

10.06	2003 Stock Plan (No. 2) and form of stock option agreement

10.07	2003 Stock Plan (No. 3) and form of stock option agreement

10.08	2004 Stock Plan

10.09	Google Technology Sublease Agreement dated July 9, 2003 by and between Silicon Graphics, Inc. and Registrant

10.09.1	Amendment No. 1 to Sublease dated November 18, 2003 by and between Silicon Graphics, Inc. and Registrant

10.09.2	Amendment No. 2 to Sublease dated December 17, 2003 by and between Silicon Graphics, Inc. and Registrant

10.09.3	Landlord-Subtenant Agreement dated July 9, 2003 by and among WXIII/Amphitheatre Realty, L.L.C., Silicon Graphics, Inc. and Registrant

10.09.4	Second Amendment to Commercial Lease dated July 9, 2003 by and among WXIII/Amphitheatre Realty, L.L.C., Silicon Graphics, Inc. and Registrant

10.09.5	Amendment to Commercial Lease dated April 19, 2001 by and among the Goldman Sachs Group, Inc., Silicon Graphics, Inc. and Silicon Graphics Real Estate, Inc.

10.09.6	Lease between the Goldman Sachs Group, Inc. and Silicon Graphics, Inc. dated December 29, 2000

10.09.7	Nondisturbance and Attornment Agreement between Registrant and WXIII/Amphitheatre Realty, L.L.C.

10.10*	Amended and Restated License Agreement dated October 13, 2003 by and between The Board of Trustees of the Leland Stanford Junior University and Registrant

10.11	Employment Agreement dated March 14, 2001 by and between Eric Schmidt and Registrant

21.01	List of subsidiaries of Registrant

99.01†	Amendment No. 2 to Registration Statement on Form S-1/A

†	Filed herewith.
*	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the exhibit filed with the Registration Statement and submitted separately to the Securities and Exchange Commission.